IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Financial Statements as of December 31, 2021 and for the six and three-month periods ended as of that date, presented comparatively

Legal information

Denomination: IRSA Inversiones y Representaciones Sociedad Anónima.

Fiscal year N°: 79, beginning on July 1st, 2021.

Legal address: 261 Carlos Della Paolera St., 9th floor, Autonomous City of Buenos Aires, Argentina.

Company activity: Real estate investment and development.

Date of registration of the by-laws in the Public Registry of Commerce: June 23, 1943.

Date of registration of last amendment of the by-laws in the Public Registry of Commerce: General Ordinary and Extraordinary Shareholders’ Meeting held on December 12, 2019 and registered in the Superintendence on October 13,2020 with the number 9896, Book 1200 Volume – of Joint Stock Companies.

Expiration of the Company’s by-laws: April 5, 2043.

Registration number with the Superintendence: 213,036.

Capital: 810,870,597 shares. (*)

Common Stock subscribed, issued and paid-up nominal value (in millions of ARS): 811.

Parent Company: Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
(Cresud S.A.C.I.F. y A.).

Legal Address: 261 Carlos Della Paolera St., 9th floor, Autonomous City of Buenos Aires, Argentina.

Main activity: Real estate, agricultural, commercial and financial activities.

Direct and indirect interest of the Parent Company on the capital stock: 434,263,359 common shares.

Percentage of votes of the Parent Company (direct and indirect interest) on the shareholders’ equity: 53.68% (1).

	CAPITAL STATUS
Type of stock	Shares authorized for Public Offering (2)	Subscribed, issued and paid-up nominal value (in millions of Pesos)
Common stock with a face value of ARS 1 per share and entitled to 1 vote each	810,870,597	811

(1) For computation purposes, treasury shares have been subtracted.
(2) Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

(*) By Extraordinary Shareholders’ Meeting dated December 22, 2021, an increase of the capital stock of the company was approved, as a result of the merger by absorption with IRSA Propiedades Comerciales S.A. in the amount of ARS 152,158,215 through the issuance of 152,158,215 ordinary shares of ARS 1 par value each and one vote per share. The procedure is in progress. In the same way, the capital increase and the issuance of shares related to the 5,181 warrants exercised in November are in process of being registered in the “Inspección General de Justicia” (General Inspection of Justice).

Glossary

The following are not technical definitions, but help the reader to understand certain terms used in the wording of the notes to the Group´s Financial Statements.

Terms	Definitions
BACS	Banco de Crédito y Securitización S.A.
BHSA	Banco Hipotecario S.A.
Clal	Clal Holdings Insurance Enterprises Ltd.
CNV	Securities Exchange Commission
CPF	Collective Promotion Funds
Condor	Condor Hospitality Trust Inc.
Cresud	Cresud S.A.C.I.F. y A.
DIC	Discount Investment Corporation Ltd.
Efanur	Efanur S.A.
Financial Statements	Unaudited Condensed Interim Consolidated Financial Statements
Annual Financial Statements	Consolidated Financial Statements as of June 30, 2019
HASAU	Hoteles Argentinos S.A.U.
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IDBD	IDB Development Corporation Ltd.
IFRS	International Financial Reporting Standards
IRSA, The Company”, “Us”, “We”	IRSA Inversiones y Representaciones Sociedad Anónima
IRSA CP	IRSA Propiedades Comerciales S.A.
MPIT	Minimum presumed income tax
NCN	Non-convertible notes
New Lipstick	New Lipstick LLC
NIS	New Israeli Shekel
Quality	Quality Invest S.A.
Shufersal	Shufersal Ltd.
TGLT	TGLT S.A.
Tyrus	Tyrus S.A.

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Financial Position
as of December 31, 2021 and June 30, 2021
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.2021	06.30.2021
ASSETS
Non-current assets
Investment properties	8	238,739	220,590
Property, plant and equipment	9	6,009	4,993
Trading properties	10, 22	1,959	1,980
Intangible assets	11	2,669	2,891
Right-of-use assets	12	949	977
Investments in associates and joint ventures	7	12,266	14,652
Deferred income tax assets	19	551	537
Income tax and MPIT credit		28	36
Trade and other receivables	14	2,788	3,429
Investments in financial assets	13	834	1,467
Total non-current assets		266,792	251,552
Current assets
Trading properties	10, 22	137	137
Inventories	22	92	87
Income tax and MPIT credit		54	199
Trade and other receivables	14	10,265	10,207
Investments in financial assets	13	3,701	3,813
Derivative financial instruments	13	10	-
Cash and cash equivalents	13	7,264	2,326
Total current assets		21,523	16,769
TOTAL ASSETS		288,315	268,321
SHAREHOLDERS’ EQUITY
Shareholders' equity attributable to equity holders of the parent (according to corresponding statement)		116,762	74,471
Non-controlling interest		7,947	25,162
TOTAL SHAREHOLDERS’ EQUITY		124,709	99,633
LIABILITIES
Non-current liabilities
Borrowings	17	52,812	56,275
Lease liabilities		879	1,026
Deferred income tax liabilities	19	87,293	82,801
Trade and other payables	16	1,839	1,671
Provisions	18	1,576	137
Derivative financial instruments	13	1	11
Salaries and social security liabilities		89	104
Total non-current liabilities		144,489	142,025
Current liabilities
Trade and other payables	16	6,310	6,146
Borrowings	17	11,684	18,559
Lease liabilities		110	65
Provisions	18	216	177
Salaries and social security liabilities		560	525
Income tax and MPIT liabilities		205	1,133
Derivative financial instruments	13	32	58
Total current liabilities		19,117	26,663
TOTAL LIABILITIES		163,606	168,688
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		288,315	268,321

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Income and Other Comprehensive Income
for the six and three-month periods ended December 31, 2021 and 2020
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Six months		Three months
	Note	12.31.2021	12.31.2020	12.31.2021	12.31.2020
Revenues	20	11,051	7,473	6,222	4,770
Costs	21, 22	(4,216)	(3,968)	(2,283)	(2,124)
Gross profit		6,835	3,505	3,939	2,646
Net gain / (loss) from fair value adjustment of investment properties	8	22,450	13,986	29,607	(26,492)
General and administrative expenses	21	(1,894)	(2,287)	(1,082)	(1,205)
Selling expenses	21	(840)	(1,188)	(467)	(432)
Other operating results, net	23	(40)	(71)	(106)	(89)
Profit/ (loss) from operations		26,511	13,945	31,891	(25,572)
Share of (loss) / profit of associates and joint ventures	7	(120)	(683)	51	(931)
Profit / (loss) before financial results and income tax		26,391	13,262	31,942	(26,503)
Finance income	24	157	103	89	8
Finance costs	24	(3,857)	(4,781)	(1,860)	(2,104)
Other financial results	24	7,656	4,776	4,387	3,727
Inflation adjustment	24	430	1,674	55	1,772
Financial results, net		4,386	1,772	2,671	3,403
Profit / (loss) before income tax		30,777	15,034	34,613	(23,100)
Income tax	19	(5,257)	(6,044)	(7,975)	7,328
Profit/ (loss) for the period from continuing operations		25,520	8,990	26,638	(15,772)
Loss for the period from discontinued operations	28	-	(10,748)	-	-
Profit / (loss) for the period		25,520	(1,758)	26,638	(15,772)
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment		(434)	1,058	(253)	1,852
Revaluation surplus		-	430	-	430
Other comprehensive (loss) / income for the period from continuing operations		(434)	1,488	(253)	2,282
Other comprehensive loss for the period from discontinued operations		-	(13,781)	-	-
Total other comprehensive loss for the period		(434)	(12,293)	(253)	2,282
Total comprehensive income / (loss) for the period		25,086	(14,051)	26,385	(13,490)

Total comprehensive income / (loss) from continuing operations		25,086	10,478	26,385	(13,490)
Total comprehensive loss from discontinued operations		-	(24,529)	-	-
Total comprehensive income / (loss) for the period		25,086	(14,051)	26,385	(13,490)

Profit/ (loss) for the period attributable to:
Equity holders of the parent		25,722	(882)	26,383	(11,998)
Non-controlling interest		(202)	(876)	255	(3,774)

Profit / (loss) from continuing operations attributable to:
Equity holders of the parent		25,722	7,606	26,383	(11,998)
Non-controlling interest		(202)	1,384	255	(3,774)

Total comprehensive income/ (loss) attributable to:
Equity holders of the parent		25,301	(5,066)	26,142	(9,961)
Non-controlling interest		(215)	(8,985)	243	(3,529)

Total comprehensive Income/(loss) from continuing operations attributable to:
Equity holders of the parent		25,301	10,159	26,141	(9,962)
Non-controlling interest		(215)	319	244	(3,528)

Profit / (loss) per share attributable to equity holders of the parent: (i)
Basic		31.80	(1.53)	32.62	(20.87)
Diluted		28.87	(1.53)	29.62	(20.87)

Profit/ (loss) per share from continuing operations attributable to equity holders of the parent:
Basic		31.80	13.23	32.62	(20.87)
Diluted		28.87	13.18	29.62	(20.87)

(i) The basic profit/loss per share have been calculated using 808,898,749 shares at 12.31.21 and 575,377,891 at 12.31.20. If 808,898,749 shares had been used for the calculation, the result per share would be (ARS 1.09) for 12.31.20. The diluted profit/loss per share have been calculated using 890,815,893 shares at 12.31.21 and 576,529,312 at 12.31.20. If 890,815,893 shares had been used for the calculation, the result per share would be (ARS 0.99) for 12.31.20. See note 17 to the Annual Financial Statements.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the six-month period ended December 31, 2021
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants (iii)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12 (ii)	Other reserves (iv)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance as of July 1, 2021	657	2	24,970	2,143	29,038	178	1,930	17,013	32,867	(34,327)	74,471	25,162	99,633
Profit / (loss) for the period	-	-	-	-	-	-	-	-	-	25,722	25,722	(202)	25,520
Other comprehensive loss for the period	-	-	-	-	-	-	-	-	(421)	-	(421)	(13)	(434)
Total profit / (loss) and other comprehensive (loss) for the period	-	-	-	-	-	-	-	-	(421)	25,722	25,301	(215)	25,086
Assignment of results according to A.G.O.	-	-	-	-	-	-	-	-	(36,967)	36,967	-	-	-
Warrants exercise (iii)	-	-	-	(1)	4	-	-	-	-	-	3	-	3
Capitalisation of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	-	17	17
Dividend distribution	-	-	-	-	-	-	-	-	-	-	-	(30)	(30)
Incorporated by merger	152	-	-	-	19,509	-	359	-	(474)	(2,559)	16,987	(16,987)	-
Balance as of December 31, 2021	809	2	24,970	2,142	48,551	178	2,289	17,013	(4,995)	25,803	116,762	7,947	124,709

(i) Includes ARS 1 of Inflation adjustment of treasury shares. See Note 17 to the Annual Financial Statements.
(ii) Related to CNV General Resolution N° 609/12.
(iii) As of December 31, 2021, the remaining warrants to exercise amount to 79,964,078, equivalent to the same number of shares. See Note 29 to this Financial Statements.
(iv) Group´s other reserves for the period ended December 31, 2021 are comprised as follows:

	Cost of treasury stock	Changes in non-controlling interest	Reserve for share-based payments	Reserve for future dividends	Currency translation adjustment reserve	Hedging instruments	Special reserve	Reserve for defined contribution plans	Other reserves	Revaluation surplus	Total Other reserves
Balance as of July 1, 2021	(308)	(10,148)	347	3,061	780	(777)	37,951	153	-	1,808	32,867
Other comprehensive loss for the period	-	-	-	-	(421)	-	-	-	-	-	(421)
Total comprehensive loss for the period	-	-	-	-	(421)	-	-	-	-	-	(421)
Assignment of results according to A.G.O.	-	-	-	-	-	-	(36,967)	-	-	-	(36,967)
Incorporated by merger	-	(622)	-	-	(14)	-	-	-	25	137	(474)
Balance as of December 31, 2021	(308)	(10,770)	347	3,061	345	(777)	984	153	25	1,945	(4,995)

 There are no cumulative unpaid dividends on preferred shares.
 The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the six-month period ended December 31, 2021
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12 (ii)	Other reserves (iii)	Accumulated deficit	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance as of July 1, 2020	575	2	24,950	26,303	172	877	17,013	10,663	22,789	103,344	118,542	221,886
Loss for the period	-	-	-	-	-	-	-	-	(882)	(882)	(876)	(1,758)
Other comprehensive loss for the period	-	-	-	-	-	-	-	(4,184)	-	(4,184)	(8,109)	(12,293)
Total profit and other comprehensive loss for the period	-	-	-	-	-	-	-	(4,184)	(882)	(5,066)	(8,985)	(14,051)
Assignment of results according to A.G.O.	-	-	-	-	-	1,135	-	20,611	(21,746)	-	-	-
Distribution of dividends in shares	-	-	-	-	-	-	-	-	(875)	(875)	-	(875)
Capitalisation of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	20	20
Dividend distribution	-	-	-	-	-	-	-	-	-	-	(3,232)	(3,232)
Decrease due to loss of control	-	-	-	-	-	-	-	-	-	-	(75,299)	(75,299)
Other changes in equity	-	-	-	-	-	-	-	8,813	-	8,813	1,468	10,281
Reserve for share-based payments	-	-	-	-	3	-	-	(3)	-	-	-	-
Changes in non-controlling interest	-	-	-	-	-	-	-	(395)	-	(395)	957	562
Balance as of December 31, 2020	575	2	24,950	26,303	175	2,012	17,013	35,505	(714)	105,821	33,471	139,292

(i) Includes ARS 1 of Inflation adjustment of treasury shares. See Note 16 to the Annual Financial Statements.
(ii) Related to CNV General Resolution N° 609/12.
(iii) Group’s other reserves for the period ended December 31, 2020 are comprised as follows:

	Cost of treasury stock	Changes in non-controlling interest	Reserve for share-based payments	Reserve for future dividends	Currency translation adjustment reserve	Hedging instruments	Reserve for defined contribution plans	Special reserve	Other reserves from subsidiaries	Revaluation surplus	Total Other reserves
Balance as of July 1, 2020	(311)	(9,533)	356	3,061	(1,318)	(614)	(657)	18,804	193	682	10,663
Other comprehensive loss for the period	-	-	-	-	(4,696)	(130)	247	-	-	395	(4,184)
Total comprehensive loss for the period	-	-	-	-	(4,696)	(130)	247	-	-	395	(4,184)
Reserve for share-based payments	2	-	(5)	-	-	-	-	-	-	-	(3)
Assignment of results according to A.G.O.	-	-	-	-	-	-	-	20,611	-	-	20,611
Changes in non-controlling interest	-	(395)	-	-	-	-	-	-	-	-	(395)
Other changes in equity	-	(92)	-	-	7,811	(8)	1,293	-	(193)	2	8,813
Balance as of December 31, 2020	(309)	(10,020)	351	3,061	1,797	(752)	883	39,415	-	1,079	35,505

    There are no cumulative unpaid dividends on preferred shares.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Cash Flows
for the six-month period ended December 31, 2021 and 2020
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.2021	12.31.2020
Operating activities:
Net cash generated from continuing operating activities before income tax paid	15	4,799	2,964
Income tax and MPIT paid		(107)	(51)
Net cash generated from continuing operating activities		4,692	2,913
Net cash generated from discontinued operating activities		-	3,732
Net cash generated from operating activities		4,692	6,645
Investing activities:
Contributions and issuance of capital in associates and joint ventures		(30)	(41)
Acquisition and improvements of investment properties		(1,449)	(3,067)
Proceeds from sales of investment properties		4,611	21,370
Acquisitions and improvements of property, plant and equipment		(133)	(113)
Acquisitions of intangible assets		(4)	(14)
Dividends collected from associates and joint ventures		2,634	-
Proceeds from loans granted		334	-
Payment of derivative financial instruments		(41)	(507)
Acquisitions of investments in financial assets		(1,379)	(17,708)
Proceeds from disposal of investments in financial assets		1,460	23,172
Interest received		118	472
Proceeds from sales of intangible assets		248	-
Net cash generated from continuing investing activities		6,369	23,564
Net cash generated from discontinued investing activities		-	53,485
Net cash generated from investing activities		6,369	77,049
Financing activities:
Borrowings and issuance of non-convertible notes		6,804	4,986
Payment of borrowings and non-convertible notes		(5,671)	(41,106)
(Payment) / collection of short-term loans, net		(516)	3,588
Interests paid		(3,609)	(5,666)
Repurchase of non-convertible notes		(2,761)	(201)
Acquisition of non-controlling interest in subsidiaries		-	(217)
Proceeds from warrants exercise		3	-
Payment of borrowings to related parties		(299)	-
Dividends paid to non-controlling interest in subsidiaries		-	(3,115)
Sale of own non-convertible notes		-	4,737
Dividends paid		(32)	-
Payment of lease liabilities		(13)	(29)
Net cash used in continuing financing activities		(6,094)	(37,023)
Net cash used in discontinued financing activities		-	(21,874)
Net cash used in financing activities		(6,094)	(58,897)
Net increase / (decrease) in cash and cash equivalents from continuing activities		4,967	(10,546)
Net increase in cash and cash equivalents from discontinued activities		-	35,343
Net increase in cash and cash equivalents		4,967	24,797
Cash and cash equivalents at beginning of period		2,326	163,461
Inflation adjustment		(47)	(3)
Deconsolidation of subsidiaries		-	(175,036)
Foreign exchange gain/ (loss) on cash and fair value result for cash equivalents		18	(10,794)
Cash and cash equivalents at end of period	13	7,264	2,425

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(Amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.
The Group’s business and general information

These Financial Statements have been approved for issuance by the Board of Directors, on February 9, 2022.

IRSA was founded in 1943, and it is engaged in a diversified range of real estate activities in Argentina since 1991. IRSA and its subsidiaries are collectively referred to hereinafter as “the Group”. Cresud is our direct parent company, whose main shareholder and final beneficiary is Eduardo Sergio Elsztain.

As of the end of these Unaudited Condensed Interim Consolidated Financial Statements (hereinafter, Financial Statements), the Group operates 335,279 square meters (sqm) in 14 shopping malls, 109,859  sqm in 7 premium offices and an extensive land reserve for future commercial developments; operates and holds a majority interest (with the exception of La Ribera Shopping Center, of which it has a 50% ownership interest) in a portfolio of 14 shopping malls in Argentina, six of which are located in the Autonomous City of Buenos Aires (Abasto Shopping, Alcorta Shopping, Alto Palermo, Patio Bullrich, Dot Baires Shopping and Distrito Arcos), two in Buenos Aires province (Alto Avellaneda and Soleil Premium Outlet) and the rest are situated in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera in the City of Córdoba, Alto Comahue in the City of Neuquén and La Ribera Shopping in the City of Santa Fe). The Group also owns the historic building where the Patio Olmos Shopping Mall is located, operated by a third party.

As stated in Note 1 to the consolidated financial statements as of June 30, 2021, after the declaration of insolvency and liquidation of IDBD in which the Group lost control of it, the results of such company as of December 30,2020 were included in discontinued operations.

2.
Summary of significant accounting policies

2.1.
Basis of preparation

These financial statements have been prepared in accordance with IAS 34 “Interim financial reporting” and should therefore be read in conjunction with the Group's annual Consolidated Financial Statements as of June 30, 2021 prepared in accordance with IFRS. Also, these financial statements include additional information required by Law No. 19,550 and / or regulations of the CNV. Such information is included in the notes to these financial statements, as accepted by IFRS.

These financial statements for the interim periods of six months ended December 31, 2021 and 2020 have not been audited. Management considers that they include all the necessary adjustments to fairly present the results of each period. Intermediate period results do not necessarily reflect the proportion of the Group's results for the entire fiscal years.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated by non-monetary items. This requirement also includes the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as highly inflationary in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that approximates or exceed 100%. Accumulated inflation in Argentina in three years is over 100%. For that reason, in accordance with IAS 29, Argentina must be considered a country with a highly inflationary economy starting July 1, 2018.

IRSA Inversiones y Representaciones Sociedad Anónima

In relation to the inflation index to be used and in accordance with FACPCE Resolution No. 539/18, it is determined based on the Wholesale Price Index (IPIM) until 2016, considering the average variation of the Consumer Price Index (CPI) of the Autonomous City of Buenos Aires for the months of November and December 2015, because during those two months there were no national IPIM measurements. Then, from January 2017, the National Consumer Price Index (National CPI) is considered. The table below presents the index for the period ended December 31, 2021, according to official statistics (INDEC) and following the guidelines described in Resolution 539/18.

As of December 31, 2021 (accumulated six months)
Price variation	20%

As a consequence of the aforementioned, these financial statements as of December 31, 2021 were restated in accordance with IAS 29.

2.2.
Significant accounting policies

The accounting policies applied in the presentation of these Financial Statements are consistent with those applied in the preparation of the Annual Financial Statements, as described in Note 2 to those Financial Statements.

2.3.
Comparability of information

Balance items as of June 30, 2021 and December 31, 2020 presented in these Unaudited Condensed Interim Consolidated Financial Statements for comparative purposes arise from the financial statements as of and for such periods restated according to IAS 29 (See note 2.1). Certain items from prior periods have been reclassified for consistency purposes.

See Note 29 for information on the context in which the Group operates.

2.4.
Use of estimates

The preparation of Financial Statements at a certain date requires Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements. In the preparation of these financial statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same as the ones applied by the Group in the preparation of the Annual Financial Statements described in Note 3 to those Financial Statements.

3.
Seasonal effects on operations

The operations of the Group’s shopping malls are subject to seasonal effects, which affect the level of sales recorded by lessees. During summertime in Argentina (January and February), the lessees of shopping malls experience the lowest sales levels in comparison with the winter holidays (July) and Christmas and year-end holidays celebrated in December, when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping malls sales. Sale discounts at the end of each season also affect the business. As a consequence, for shopping mall operations, a higher level of business activity is expected in the period from July through December, compared to the period from January through June.

IRSA Inversiones y Representaciones Sociedad Anónima

4.
Acquisitions and disposals

Significant acquisitions and disposals for the six-month period ended December 31, 2021 are detailed below. Significant acquisitions and disposals for the fiscal year ended June 30, 2021, are detailed in Note 4 to the Annual Financial Statements.

A.
Sale of real estate parcels in Hudson
On August 2, 2021, the bill for the sale of several parcels of the property called Casonas located in Hudson, Berazategui district, was signed. The price of the transaction was USD 0.6 million.

B.
Sale of Mariano Acosta Plot

On August 9, 2021, a sale bill for Mariano Acosta Plot was signed for a total amount of USD 0.7 million. With the signing of the bill, the amount of USD 0.5 million was received and the remaining balance of USD 0.2 million at the signing of the deed.

C.
Sale of Merlo Plot

On August 9, 2021, a sale bill for Merlo Plot was signed for a total amount of USD 0.7 million. With the signing of the bill, the amount of USD 0.5 million was received and the remaining balance of USD 0.2 million at the signing of the deed.

D.
Sale of Catalinas Tower building

On November 2, 2021, three medium-height floors of the tower “261 Della Paolera” located in the Catalinas district of the Autonomous City of Buenos Aires for a total area of approximately 3,582 square meters and 36 parking spaces located in the building were sold.

The transaction price was approximately ARS 3,197 million, which as of the date of issuance of these financial statements were paid in full.

On December 15, 2021, possession of the 12th floor and 12 parking spaces of the “261 Della Paolera” tower were handed over to the European Union. The total of the operation was USD 9 million.

E.
Transfer of rights Libertador Trust

On November 18, 2021, the deed for transfer of rights of an apartment and complementary units of the Libertador Trust was signed for USD 1 million.

F.
Sale of parking spaces – Libertador Building

On December 21, 2021, 33 parking spaces of Libertador Building 498 were sold for a value of USD 0.8 million.

IRSA Inversiones y Representaciones Sociedad Anónima

G.
Investment in Condor Hospitality Inc

On September 22, 2021, Condor Hospitality Trust S.A. (“Condor”) has signed a sale agreement for its portfolio of 15 hotels in the United States with B9 Cowboy Mezz A LLC, an affiliate of Blackstone Real Estate Partners. Said sale was approved by the Condor Shareholders' Meeting held on November 12, 2021 and was completed on the 19th of the same month for an amount of USD 305 million. Within this framework, Condor announced a Liquidation and Dissolution Plan, with the intention of distributing certain net income from the sale of the hotel portfolio to the shareholders in one or more installments, which was approved by the Condor Shareholders' Meeting held on December 1, 2021.

On December 10, 2021, in accordance with the aforementioned Plan, Condor's Board of Directors approved the distribution of a special dividend of USD 7.94 per share, which payment was made on December 30, 2021, corresponding to IRSA an approximate amount of USD 25.3 million for its direct and indirect holding of 3,191,213 common shares that, as of the date of issuance of the financial statements, have already been fully collected. As of December 31, 2021, Condor shares were delisted from the NYSE, pending the final liquidation of the company.

H.
Merger by absorption of IRSA and IRSA CP

On September 30, 2021, IRSA & IRSA CP Boards of Directors approved the prior merger agreement between both companies and the corresponding special financial statements as of June 30, 2021, initiating the corporate reorganization process under the terms of art. 82 et seq. of the General Law of Companies. The merger process has particular characteristics given that they are two companies included in the public offering regime, reason why, not only apply the current provisions of the General Law of Companies but also the procedures established regarding reorganization of companies of the Regulations of the “Comisión Nacional de Valores” (National Securities Commission) and the markets, both national and foreign, where their shares are listed.

The Merger is carried out in order to streamline the technical, administrative, operational and economic resources of both Companies, standing out among others: (a) the operation and maintenance of a single transactional information system and centralization of the entire accounting registration process; (b) presentation of a single financial statement to the different control agencies with the consequent cost savings in accounting and advisory fees, tariffs and other related expenses; (c) simplification of the accounting information reporting and consolidation process, as a consequence of the reduction that the merger would imply for the corporate structure as a whole; (d) removal of the IRSA CP public offering listing on BYMA and NASDAQ with the associated costs that this represents; (e) cost reduction for legal fees and tax filings; (f) increase in the percentage of the capital stock that is listed in the different markets, increasing the liquidity of the listed shares; (g) tax efficiencies and (h) preventively avoid the potential overlap of activities between the Companies.

In accordance with the commitments assumed in the Prior Merger Commitment, having obtained the administrative consent of the United States Securities and Exchange Commission, an entity to which they are subject because both companies list their shares in markets that operate in said jurisdiction, The shareholders' meetings of both companies were called.

On December 22, 2021, the Shareholders' Meetings of IRSA and IRSA CP were held, approving the merger by absorption, whose effective date was established on July 1, 2021. As of that date, the transfer to the absorbent of the totality of the equity of the absorbed company, thereby incorporating all its rights and obligations, assets and liabilities into the equity of the absorbing company.

Likewise, and within the framework of the reorganization process, the Board of Directors has approved the exchange ratio, which has been established at 1.40 IRSA shares for each IRSA CP share, which is equivalent to 0.56 IRSA GDS for each ADS of IRSA CP. Within this framework, it was decided to increase the share capital by issuing 152,158,215 new shares in IRSA.

IRSA Inversiones y Representaciones Sociedad Anónima

The exchange of IRSA CP shares for IRSA shares will be carried out once the entire administrative process has been completed and once the registration has been made in the “Inspección General de Justicia” (General Inspection of Justice), a process that may take several months.

5.
Financial risk management and fair value estimates

These Financial Statements do not include all the information and disclosures on financial risk management; therefore, they should be read along with Note 5 to the Annual Financial Statements. There have been no changes in risk management or risk management policies applied by the Group since year-end.

From June 30, 2021 and up to the date of issuance of these Financial Statements, there have been no significant changes in business or economic circumstances affecting the fair value of the Group's assets or liabilities (either measured at fair value or amortized cost) except for what is mentioned in Note 29 in relation to COVID-19.

6.
Segment information

Segment information was prepared and classified according to the business in which the Group operates, they were descripted in Note 6 to the Annual Financial Statements.

Below is a summary of the Group’s operating segments and a reconciliation between the operating income according to segment information and the operating income of the Statements of Income and Other Comprehensive Income of the Group for the periods ended December 31, 2021 and 2020:

	Six Months ended December 31, 2021
	Total	Joint ventures (1)	Expensesand collectivepromotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
Revenues	8,816	(63)	2,313	(15)	11,051
Costs	(1,862)	33	(2,387)	-	(4,216)
Gross profit / (loss)	6,954	(30)	(74)	(15)	6,835
Net gain from fair value adjustment of investment properties	22,385	65	-	-	22,450
General and administrative expenses	(1,924)	6	-	24	(1,894)
Selling expenses	(835)	(5)	-	-	(840)
Other operating results, net	(60)	-	29	(9)	(40)
Profit / (loss) from operations	26,520	36	(45)	-	26,511
Share of profit of associates and joint ventures	(77)	(43)	-	-	(120)
Segment profit / (loss)	26,443	(7)	(45)	-	26,391
Reportable assets	263,435	(1,770)	-	26,650	288,315
Reportable liabilities	-	-	-	(163,606)	(163,606)
Net reportable assets	263,435	(1,770)	-	(136,956)	124,709

	Six Months ended December 31, 2020
	Total	Joint ventures (1)	Expensesand collectivepromotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
Revenues	5,818	(26)	1,701	(20)	7,473
Costs	(2,148)	47	(1,867)	-	(3,968)
Gross profit / (loss)	3,670	21	(166)	(20)	3,505
Net gain from fair value adjustment of investment properties	14,753	(767)	-	-	13,986
General and administrative expenses	(2,322)	5	-	30	(2,287)
Selling expenses	(1,198)	10	-	-	(1,188)
Other operating results, net	(141)	2	78	(10)	(71)
Profit / (loss) from operations	14,762	(729)	(88)	-	13,945
Share of profit of associates and joint ventures	(1,218)	535	-	-	(683)
Segment profit / (loss)	13,544	(194)	(88)	-	13,262
Reportable assets	279,041	(1,446)	-	24,483	302,078
Reportable liabilities	-	-	-	(162,788)	(162,788)
Net reportable assets	279,041	(1,446)	-	(138,305)	139,290

IRSA Inversiones y Representaciones Sociedad Anónima

(1) Represents the equity value of joint ventures that were proportionately consolidated for segment information.
(2) Includes deferred income tax assets, income tax and MPIT credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for rights to receive future units under barter agreements, net of investments in associates with negative equity which are included in provisions in the amount of ARS 10 and ARS 12 as of December 31, 2021 and 2020 respectively.

Below is a summarized analysis of the segments from the Group for the periods ended December 31, 2021 and 2020:

	Six Months ended December 31, 2021
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
Revenues	5,991	1,250	131	1,383	5	-	56	8,816
Costs	(582)	(152)	(135)	(782)	(10)	-	(201)	(1,862)
Gross profit / (loss)	5,409	1,098	(4)	601	(5)	-	(145)	6,954
Net (loss) / gain from fair value adjustment of investment properties (i)	(5,549)	1,041	26,380	-	4	-	509	22,385
General and administrative expenses	(863)	(246)	(172)	(257)	(38)	(280)	(68)	(1,924)
Selling expenses	(272)	(75)	(267)	(122)	-	(84)	(15)	(835)
Other operating results, net	(70)	(2)	(74)	(4)	3	-	87	(60)
(Loss) / profit from operations	(1,345)	1,816	25,863	218	(36)	(364)	368	26,520
Share of profit of associates and joint ventures	-	-	-	-	304	-	(381)	(77)
Segment (loss) / profit	(1,345)	1,816	25,863	218	268	(364)	(13)	26,443

Investment properties and trading properties	60,687	89,165	93,881	-	114	-	2,579	246,426
Investment in associates and joint ventures	-	-	-	-	319	-	8,037	8,356
Other operating assets	390	2,739	2,310	3,042	-	9	163	8,653
Operating assets	61,077	91,904	96,191	3,042	433	9	10,779	263,435

(i) For the six-month period ended December 31, 2021, the net gain from fair value adjustment of investment properties was ARS 22,450. The net impact of the values in pesos of our properties was mainly a consequence of the change in macroeconomic conditions:
(a) gain of ARS 2,440 as a consequence of the variation in the projected income growth rate increase and the conversion to dollars of the projected cash flow in pesos according to the exchange rate estimates used in the cash flow from shopping malls.
(b) positive impact of ARS 3,533 resulting from the conversion into pesos of the value of the shopping malls in dollars based on the exchange rate at the end of the period.
(c) an increase of 40 basis points in the discount rate, mainly due to an increase in the country-risk rate component of the WACC discount rate used to discount the cash flow, which led to a decrease in the value of the shopping malls of ARS 2,857.
(d) Additionally, due to the impact of the inflation adjustment, ARS 10,387 were reclassified for shopping malls from “Net gain from fair value adjustment” to “Inflation Adjustment” in the Statement of Income and Other Comprehensive Income.
(e) The value of our office buildings and other rental properties measured in real terms decreased by 0.67% during the six-month period ended as of December 31, 2021, due to the variation of the implicit exchange rate. Likewise, there is an impact for the sales of the period and the increase in the valuation of Costa Urbana whose development project was approved by the Legislature of the Autonomous City of Buenos Aires. See Note 8.

	Six Months ended December 31, 2020
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
Revenues	2,933	1,688	540	180	448	-	29	5,818
Costs	(441)	(137)	(560)	(506)	(379)	-	(125)	(2,148)
Gross profit / (loss)	2,492	1,551	(20)	(326)	69	-	(96)	3,670
Net (loss) / gain from fair value adjustment of investment properties	(7,188)	11,767	9,309	-	5	-	860	14,753
General and administrative expenses	(1,017)	(269)	(220)	(237)	(47)	(491)	(41)	(2,322)
Selling expenses	(175)	(119)	(798)	(71)	(30)	-	(5)	(1,198)
Other operating results, net	(88)	(5)	(56)	15	(2)	-	(5)	(141)
(Loss) / profit from operations	(5,976)	12,925	8,215	(619)	(5)	(491)	713	14,762
Share of loss of associates and joint ventures	-	-	(23)	-	(818)	-	(377)	(1,218)
Segment (loss) / profit	(5,976)	12,925	8,192	(619)	(823)	(491)	336	13,544

Investment properties and trading properties	81,954	104,415	66,947	-	168	-	3,057	256,541
Investment in associates and joint ventures	-	-	940	-	2,804	-	11,833	15,577
Other operating assets	450	1,579	1,502	3,219	-	11	162	6,923
Operating assets	82,404	105,994	69,389	3,219	2,972	11	15,052	279,041

IRSA Inversiones y Representaciones Sociedad Anónima

7.
Investments in associates and joint ventures

Changes in the Group’s investments in associates and joint ventures for the six-month period ended December 31, 2021 and for the year ended June 30, 2021 were as follows:

	December 31, 2021	June 30, 2021
Beginning of the period / year	14,644	134,549
Increase of equity interest and capital contributions	665	51
Decrease of interest in associate (iv)	-	(52,812)
Deconsolidation (i)	-	(58,345)
Share of profit	30	(3,655)
Impairment (iii)	(150)	(754)
Currency translation adjustment	(299)	(4,311)
Dividends (v)	(2,634)	-
Other comprehensive income	-	(65)
Others	-	(14)
End of the period / year (ii)	12,256	14,644

(i)
Corresponds to the deconsolidation of IDBD. See Note 4.G to the consolidated Financial Statements as of June 30, 2021.
(ii)
As of December 31, 2021 and June 30, 2021 includes ARS (10) and ARS (8), reflecting interests in companies with negative equity, which were disclosed in “Provisions” (Note 18).
(iii)
Corresponds to the investment in TGLT S.A.
(iv)
Corresponds to the sale of the remaining equity interest in Shufersal in July 2020.
(v)
Corresponds to dividends distributed by Condor. See Note 4.G.

	% ownership interest		Value of Group's interest in equity		Group's interest in comprehensive income / (loss)
Name of the entity	December 31, 2021	June 30, 2021	December 31, 2021	June 30, 2021	December 31, 2021	December 31, 2020
Associates
New Lipstick	49.96%	49.96%	229	263	(5)	(569)
BHSA	29.91%	29.91%	6,271	6,457	(187)	243
Condor	21.70%	18.89%	-	1,951	302	(251)
Quality	50.00%	50.00%	3,512	3,525	(43)	578
La Rural S.A.	50.00%	50.00%	618	204	(5)	49
TGLT	27.82%	27.82%	957	1,129	(82)	(635)
Other joint ventures	N/A	N/A	669	1,115	(249)	(3,201)
Total associates and joint ventures			12,256	14,644	(269)	(3,786)

Below is additional information about the Group’s investments in associates and joint ventures:

				Latest financial statements issued
Name of the entity	Place of business / Country of incorporation	Main activity	Common shares 1 vote	Share capital (nominal value)	Profit / (loss) for the period	Shareholders’ equity
Associates
New Lipstick	U.S.	Real estate	N/A	-	(*) (1)	(*) (41)
BHSA	Argentina	Financial	448,689,072	(**) 1,500	(**) (620)	(**) 20,188
Quality	Argentina	Real estate	225,146,912	406	(86)	6,912
La Rural S.A.	Argentina	Organization of events	714,998	1	11	302
TGLT	Argentina	Real estate	257,320,997	925	(82)	5,117

(*)
Amounts in millions of US Dollars under USGAAP.
(**)
Information as of December 31, 2021 according to IFRS.

Puerto Retiro (joint venture):

There have been no changes to what was informed in Note 8 to the Annual Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

8.
Investment properties

Changes in the Group’s investment properties for the six-month period ended December 31, 2021 and for the year ended June 30, 2021 were as follows:

	Six Months ended December 31, 2021				Year ended June 30, 2021
	Rental properties	Undeveloped parcels of land	Properties under development	Total	Total
Fair value at the beginning of the period / year	151,158	65,258	4,174	220,590	411,637
Additions	545	448	456	1,449	1,248
Capitalized leasing costs	13	-	-	13	27
Amortization of capitalized leasing costs (i)	(10)	-	-	(10)	(15)
Transfers	(1,127)	-	-	(1,127)	(638)
Deconsolidation	-	-	-	-	(141,575)
Disposals	(4,354)	(257)	-	(4,611)	(25,806)
Currency translation adjustment	(13)	-	(2)	(15)	(14,896)
Net (loss) / gain from fair value adjustment	(3,961)	26,334	77	22,450	(9,392)
Fair value at the end of the period / year	142,251	91,783	4,705	238,739	220,590

(i)
Amortization charges of capitalized leasing costs were included in “Costs” in the Statements of Income (Note 21).

The following amounts have been recognized in the Statements of Income:

	12.31.2021	12.31.2020
Rental and services income	9,543	6,319
Direct operating expenses	(3,291)	(2,465)
Development expenses	(84)	(133)
Net realized gain from fair value adjustment of investment properties (i) (ii)	2,062	11,948
Net unrealized gain from fair value adjustment of investment properties	20,388	2,038

(i)
As of December 31, 2021 includes ARS 13 for the sale of Casona Hudson, ARS 61 for the sale of the Merlo Land, ARS 55 for the sale of the Mariano Acosta Land, ARS 66 for the sale of parking spaces of Libertador 498 and ARS 1,867 for the sale of floors of Catalinas Building. As of December 31, 2020 includes ARS 5,962 for the sale of Torre Boston and ARS 5,986 for the sale of Bouchard 710.

(ii)
As of December 31, 2021 corresponds (ARS 63) to the realized result from fair value adjustment for the period ((ARS 75) for the sale of Casona Hudson, (ARS 16) for the sale of the Merlo Land, (ARS 18) for the sale of the Mariano Acosta Land, (ARS 79) for the sale of parking spaces of Libertador 498 and ARS 125 for the sale of floors of Catalinas Building) and ARS 2,125 for realized result from fair value adjustment made in previous years (ARS 88 for the sale of Casona Hudson, ARS 77 for the sale of the Merlo Land, ARS 73 for the sale of the Mariano Acosta Land, ARS 145 for the sale of parking spaces of Libertador 498 and ARS 1,742 for the sale of floors of Catalinas Building). As of December 31, 2020, (ARS 1,825) corresponds to net realized fair value adjustment on investment properties for the period ((ARS 1,260) for the sale of Torre Boston and (ARS 565) for the sale of Bouchard 710) and ARS 13,773 corresponds to the realized fair value adjustment made in previous years (ARS 7,224 for the sale of Torre Boston and ARS 6,549 for the sale of Bouchard 710).

Valuation techniques are described in Note 9 to the Annual Financial Statements. There were no changes to such techniques. The Group has reassessed the assumptions December 31, 2021, considering the market conditions existing at that date due to the pandemic described in Note 29, incorporating the effect of the variation in the exchange rate in other assets denominated in US Dollars.

IRSA Inversiones y Representaciones Sociedad Anónima

Costa Urbana –former Solares de Santa María– Costanera Sur, Buenos Aires City (IRSA)

On December 21, it was published the law from Buenos Aires City congress approving the Regulations for the development of the property of approximately 70 hectares, owned by the Company since 1997, previously known as "Solares de Santa María", located in front of the Río de la Plata in the South Coast of the Autonomous City of Buenos Aires, southeast of Puerto Madero. The published law grants a New Standard, designated: "U73 - Public Park and Costa Urbana Urbanization", which enables the combination of diverse uses such as homes, offices, retail, services, public spaces, education, and entertainment.

The Company will have a construction capacity of approximately 895,000 sqm, which will drive growth for the coming years through the development of mixed-use projects.

IRSA will destinate 50.8 hectares for public use, which represents approximately 71% of the total area of the property and will contribute with three additional lots of the property, two for the Sustainable Urban Development Fund and one for the Innovation Trust, Science and Technology of the Government of the Autonomous City of Buenos Aires, to which the sum of USD 2 million in cash and the amount of 3,000,000 sovereign bonds (AL35) will also be contributed.

Likewise, the Company will be in charge of the infrastructure and road works on the property and will carry out the public space works contributing up to USD 40 million together with the maintenance of the public spaces assigned for 10 years or until the sum of USD 10 million is completed.

“Costa Urbana” will change the landscape of Buenos Aires City, giving life to an undeveloped area and will be in an exceptional property due to its size, location and connectivity, providing the City the possibility of expanding and recovering access to the Río de la Plata coast with areas for walks, recreation, green spaces, public parks and mixed uses.

The financial valuation of the property at fair value amounts to approximately USD 360 million as of December 31, 2021.

9.
Property, plant and equipment

Changes in the Group’s property, plant and equipment for the six-month period ended December 31, 2021 and for the year ended June 30, 2021 were as follows:

	Six Months ended December 31, 2021				Year ended June 30, 2021
	Buildings and facilities	Machinery and equipment	Others	Total	Total
Costs	8,522	3,027	696	12,245	253,050
Accumulated depreciation	(3,925)	(2,822)	(505)	(7,252)	(184,797)
Net book amount at the beginning of the period / year	4,597	205	191	4,993	68,253
Additions	48	26	59	133	1,994
Disposals	-	-	-	-	(108)
Deconsolidation	-	-	-	-	(57,798)
Reclassification to assets held for sale	-	-	-	-	(34)
Currency translation adjustment	-	-	-	-	(4,620)
Transfers	1,127	-	-	1,127	1,191
Depreciation charges (i)	(185)	(43)	(16)	(244)	(3,885)
Balances at the end of the period / year	5,587	188	234	6,009	4,993
Costs	9,697	3,053	755	13,505	12,245
Accumulated depreciation	(4,110)	(2,865)	(521)	(7,496)	(7,252)
Net book amount at the end of the period / year	5,587	188	234	6,009	4,993

IRSA Inversiones y Representaciones Sociedad Anónima

(i)
As of December 31, 2021, depreciation charges of property, plant and equipment were recognized as follows: ARS 175 in "Costs", ARS 67 in "General and administrative expenses" and ARS 2 in "Selling expenses", respectively in the Statement of Income (Note 21).

10.
Trading properties

Changes in the Group’s trading properties for the six-month period ended December 31, 2021 and for the year ended June 30, 2021 were as follows:

	Six Months ended December 31, 2021				Year ended June 30, 2021
	Completed properties	Properties under development	Undeveloped sites	Total	Total
Beginning of the period / year	146	965	1,006	2,117	12,975
Additions	-	108	1	109	969
Deconsolidation	-	-	-	-	(9,262)
Currency translation adjustment	-	(130)	-	(130)	(836)
Disposals	-	-	-	-	(1,729)
End of the period / year	146	943	1,007	2,096	2,117
Non-current				1,959	1,980
Current				137	137
Total				2,096	2,117

11.
Intangible assets

Changes in the Group’s intangible assets for the six-month period ended December 31, 2021 and for the year ended June 30, 2021 were as follows:

	Six Months ended December 31, 2021				Year ended June 30, 2021
	Goodwill	Information systems and software	Contracts and others	Total	Total
Costs	163	950	2,852	3,965	127,288
Accumulated amortization	-	(703)	(371)	(1,074)	(77,023)
Net book amount at the beginning of the period / year	163	247	2,481	2,891	50,265
Additions	-	4	-	4	2,620
Disposals	-	-	(171)	(171)	(134)
Impairment	-	-	-	-	(48)
Deconsolidation	-	-	-	-	(44,016)
Currency translation adjustment	-	-	-	-	(2,983)
Amortization charges (i)	-	(55)	-	(55)	(2,813)
Balances at the end of the period / year	163	196	2,310	2,669	2,891
Costs	163	954	2,681	3,798	3,965
Accumulated amortization	-	(758)	(371)	(1,129)	(1,074)
Net book amount at the end of the period / year	163	196	2,310	2,669	2,891

(i)
As of December 31, 2021, amortization charges were recognized in the amount of ARS 11 in "Costs" and ARS 44 in "General and administrative expenses", in the Statement of Income (Note 21).

IRSA Inversiones y Representaciones Sociedad Anónima

12.
Right-of-use assets

The Group’s right-of-use assets as of December 31, 2021 and June 30, 2021 are the following:

	December 31, 2021	June 30, 2021
Real Estate	21	13
Machinery and equipment	3	5
Others	925	959
Total Right-of-use assets	949	977
Non-current	949	977
Total	949	977

The depreciation charge of the right-of use-assets is detailed below:

	December 31, 2021	December 31, 2020
Real Estate	28	1,556
Telecommunications	-	356
Others	7	340
Total depreciation of right-of-use assets (i)	35	2,252

(i)
As of December 31, 2021, amortization charges were recognized in the amount of ARS 30 in "Costs" and ARS 5 in "General and administrative expenses", in the Statement of Income (Note 21). Includes ARS 2,190 charged to the result of discontinued operations as of December 31, 2020

13.
Financial instruments by category

This note presents the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line in the Consolidated Statements of Financial Position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information related to fair value hierarchy refer to Note 13 to the Annual Financial Statements. Financial assets and financial liabilities as of December 31, 2021 are the following:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
December 31, 2021
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables)	9,227	-	-	-	9,227	4,713	13,940
Investments in financial assets:
- Public companies’ securities	-	355	-	-	355	-	355
- Bonds	-	3,130	-	-	3,130	-	3,130
- Warrants from related parties	-	36	-	-	36	-	36
- Investments in financial assets with quotation	11	1,003	-	-	1,014	-	1,014
Derivative financial instruments:
- Foreign-currency future contracts	-	10	-	-	10	-	10
Cash and cash equivalents:
- Cash at bank and on hand	4,720	-	-	-	4,720	-	4,720
- Short-term investments	-	2,544	-	-	2,544	-	2,544
Total assets	13,958	7,078	-	-	21,036	4,713	25,749

IRSA Inversiones y Representaciones Sociedad Anónima

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
December 31, 2021
Liabilities as per Statement of Financial Position
Trade and other payables	3,315	-	-	-	3,315	4,834	8,149
Borrowings (excluding finance leases)	64,496	-	-	-	64,496	-	64,496
Derivative financial instruments:
- Swaps	-	-	33	-	33	-	33
Total liabilities	67,811	-	33	-	67,844	4,834	72,678

Financial assets and financial liabilities as of June 30, 2021 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
June 30, 2021
Assets as per Statements of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables)	8,709	-	-	-	8,709	5,952	14,661
Investments in financial assets:
- Public companies’ securities	-	1,176	-	-	1,176	-	1,176
- Bonds	-	3,265	-	-	3,265	-	3,265
- Investments in financial assets with quotation	11	770	-	58	839	-	839
Cash and cash equivalents:
- Cash at bank and on hand	1,359	-	-	-	1,359	-	1,359
- Short term investments	-	967	-	-	967	-	967
Total assets	10,079	6,178	-	58	16,315	5,952	22,267

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
June 30, 2021
Liabilities as per Statement of Financial Position
Trade and other payables	3,474	-	-	-	3,474	4,343	7,817
Borrowings (excluding finance leases)	74,834	-	-	-	74,834	-	74,834
Derivative financial instruments:
- Swaps	-	-	69	-	69	-	69
Total liabilities	78,308	-	69	-	78,377	4,343	82,720

The fair value of financial assets and liabilities at their amortized cost does not differ significantly from their book value, except for borrowings (Note 17). The fair value of payables approximates their respective carrying amounts because, due to their short-term nature, the effect of discounting is not considered significant. Fair values are based on discounted cash flows (Level 3).

The valuation models used by the Group for the measurement of Level 2 and Level 3 instruments are no different from those used as of June 30, 2021.

As of December 31, 2021, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the Group, except as mentioned in Note 29.

IRSA Inversiones y Representaciones Sociedad Anónima

The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments. Details of such models are presented in the following table. When no quoted prices are available in an active market, fair values (particularly with derivatives) are based on recognized valuation methods.

Description	Pricing model / method	Parameters		Fair value hierarchy	Range

Derivative financial instruments – Swaps	Theoretical price	Underlying asset price and volatility	Level 2 and 3		-

The following table presents the changes in Level 3 instruments as of December 31, 2021 and June 30, 2021:

	Investments in financial assets - Others	Total as of December 31, 2021	Total as of June 30, 2021
Balances at beginning of the period / year	58	58	5,902
Currency translation adjustment	(6)	(6)	(5)
Deconsolidation	-	-	(5,850)
Write off	(70)	(70)	-
Gain for the period / year (i)	18	18	11
Balances at the end of the period / year	-	-	58

(i)
Included within “Financial results, net” in the Statements of Income.

14.
Trade and other receivables

Group’s trade and other receivables as of December 31, 2021 and June 30, 2021 are as follows:

	December 31, 2021	June 30, 2021
Sale, leases and services receivables	6,070	5,532
Less: Allowance for doubtful accounts	(887)	(1,025)
Total trade receivables	5,183	4,507
Prepaid expenses	633	970
Borrowings, deposits and others	3,769	4,419
Advances to suppliers	858	1,144
Tax receivables	1,417	1,404
Others	1,193	1,192
Total other receivables	7,870	9,129
Total trade and other receivables	13,053	13,636
Non-current	2,788	3,429
Current	10,265	10,207
Total	13,053	13,636

Movements on the Group’s allowance for doubtful accounts were as follows:

	December 31, 2021	June 30, 2021
Beginning of the period / year	1,025	6,757
Additions (i)	186	909
Recovery (i)	(150)	(276)
Currency translation adjustment	14	(332)
Deconsolidation	-	(5,592)
Receivables written off during the period/year as uncollectable	-	(34)
Inflation adjustment	(188)	(407)
End of the period / year	887	1,025

(i)
Additions and recovery of the allowance for doubtful accounts have been included in “Selling expenses” in the Statement of Income (Note 21).

IRSA Inversiones y Representaciones Sociedad Anónima

15.
Cash flow and cash equivalent information

Following is a detailed description of cash flows generated by the Group’s operations for the six-month period ended December 31, 2021 and 2020:

	Note	Six Months ended December 31, 2021	Six Months ended December 31, 2020
Profit / (loss) for the period		25,520	(1,758)
Profit for the period from discontinued operations		-	10,748
Adjustments for:
Income tax	19	5,257	6,044
Amortization and depreciation	21	344	346
Net loss from fair value adjustment of investment properties		(22,450)	(13,986)
Net gain from disposal of intangible assets		(77)	-
Financial results, net		(3,975)	(3,203)
Provisions and allowances		545	864
Share of (profit) / loss of associates and joint ventures	7	120	683
Changes in operating assets and liabilities:
(Increase) / decrease in inventories		(5)	15
(Increase) / decrease in trading properties		(48)	1,131
Increase in trade and other receivables		(446)	(1,035)
Increase in trade and other payables		44	3,169
Increase in salaries and social security liabilities		24	11
Decrease in provisions		(54)	(65)
Net cash generated by continuing operating activities before income tax paid		4,799	2,964
Net cash generated by discontinued operating activities before income tax paid		-	4,033
Net cash generated by operating activities before income tax paid		4,799	6,997

The following table presents a detail of significant non-cash transactions occurred in the six-month period ended December 31, 2021 and 2020:

	Six Months ended December 31, 2021	Six Months ended December 31, 2020
Increase in rights of use through increased lease liabilities	-	36
Decrease in investment properties through an increase in property, plant and equipment	1,127	-
Decrease in lease liabilities through a decrease in trade and other receivables	3	-
Decrease of property, plant and equipment through an increase of receivables and tax debts	-	50
Increase of trading properties through an increase of trade and other payables	-	386
Distribution of dividends in shares	-	875
Currency translation adjustment	434	12,293
Increase in investment properties through an increase in trade and other payables	135	-
Increase in investments in associates and joint ventures through a decrease in investments in financial assets	635	-

16.
Trade and other payables

Group’s trade and other payables as of December 31, 2021 and June 30, 2021 were as follows:

	December 31, 2021	June 30, 2021
Trade payables	1,020	1,239
Advances from sales, leases and services	4,031	3,629
Accrued invoices	864	1,035
Total trade payables	5,915	5,903
Taxes payable	890	823
Other payables	1,344	1,091
Total other payables	2,234	1,914
Total trade and other payables	8,149	7,817
Non-current	1,839	1,671
Current	6,310	6,146
Total	8,149	7,817

IRSA Inversiones y Representaciones Sociedad Anónima

17.
Borrowings

The breakdown of the Group’s borrowings as of December 31, 2021 and June 30, 2021 was as follows:

	Total as of December 31, 2021	Total as of June 30, 2021	Fair value as of December 31, 2021	Fair value as of June 30, 2021
NCN	55,233	62,489	53,533	58,749
Bank loans	2,217	3,753	2,217	3,769
Bank overdrafts	5,306	6,364	5,306	6,359
Other borrowings	1,379	1,666	1,377	1,666
AABE Debt	306	311	306	311
Loans with non-controlling interests	55	251	55	251
Total borrowings	64,496	74,834	62,794	71,105
Non-current	52,812	56,275
Current	11,684	18,559
Total	64,496	74,834

Issuance of IRSA Non-convertible Notes

On August 26, 2021, the Company issued USD 58.1 million Non-convertible Notes in the local market through the following instruments:

●
Series XIII: denominated in dollars and payable in pesos at the applicable exchange rate for USD 58.1 million at a fixed rate of 3.9%, with semi-annual payments. The principal payment will be in three installments, counted from the date of issuance: the first for 25% of the nominal value on August 26, 2023; the second for 25% on February 26, 2024, and the third for 50% of the nominal value on August 26, 2024. The price of issuance was 100.0% of the nominal value.

The funds have been used to refinance short-term liabilities.

IRSA´s Series VII Non-convertible Notes Redemption

The Company resolved to early redeem the Series VII Notes maturing last January 21, 2022.

The redemption took place on November 25, 2021, in accordance with the terms and conditions detailed in the Prospectus Supplement for Series VII Notes.

The redemption price was 100% of the face value of the Series VII Notes, plus accrued and unpaid interest, as of the date set for redemption.

IRSA Inversiones y Representaciones Sociedad Anónima

18.
Provisions

The table below shows the movements in the Group's provisions categorized by type:

	Six Months ended December 31, 2021				Year ended June 30, 2021
	Income tax (iii)	Legal claims	Investments in associates and joint ventures (ii)	Total	Total
Beginning of period / year	-	306	8	314	9,955
Additions (i)	71	153	-	224	11
Share of loss of associates	-	-	2	2	-
Deconsolidation	-	-	-	-	(8,545)
Recovery (i)	-	(18)	-	(18)	(63)
Used during the period / year	-	(54)	-	(54)	(156)
Inflation adjustment	-	(53)	-	(53)	(137)
Transfers (Note 19)	1,377	-	-	1,377	-
Currency translation adjustment	-	-	-	-	(751)
End of period / year	1,448	334	10	1,792	314
Non-current				1,576	137
Current				216	177
Total				1,792	314

(i) Additions and recovery of legal claims are included in "Other operating results, net". Tax contingency increases are included in “Financial results, net”
(ii) Corresponds to investments in Puerto Retiro, company that has negative equity.
(iii) See Note 19 – Submission of income tax presentation.

There were no significant changes to the processes mentioned in Note 18 to the Annual Financial Statements.

19.
Taxes

The details of the Group’s income tax, is as follows:
	December 31, 2021	December 31, 2020
Current income tax	(779)	15
Deferred income tax	(4,478)	(6,059)
Income tax from continuing operations	(5,257)	(6,044)

Below is a reconciliation between income tax recognized and the amount which would result from applying the prevailing tax rate on profit before income tax for the six-month period ended December 31, 2021 and 2020:

	Six Months ended December 31, 2021	Six Months ended December 31, 2020
Profit from continuing operations at tax rate applicable in the respective countries	(10,772)	(4,510)
Permanent differences:
Share of profit of associates and joint ventures	42	205
Unrecognized tax loss carryforwards	3,809	(1,787)
Inflation adjustment permanent difference	4,948	1,819
Tax rate differential	69	2,638
Non-taxable profit, non-deductible expenses and others	(213)	91
Tax inflation adjustment	(3,140)	(4,500)
Income tax from continuing operations	(5,257)	(6,044)

IRSA Inversiones y Representaciones Sociedad Anónima

The gross movement in the deferred income tax account is as follows:

	December 31, 2021	June 30, 2021
Beginning of period / year	(82,264)	(78,519)
Currency translation adjustment	-	2,024
Deconsolidation	-	18,901
Assets held for sale	-	46
Revaluation surplus reserve	-	(100)
Deferred income tax charge	(4,478)	(24,616)
End of period / year	(86,742)	(82,264)
Deferred income tax assets	551	537
Deferred income tax liabilities	(87,293)	(82,801)
Deferred income tax liabilities, net	(86,742)	(82,264)

As of December 31, 2021, unrecognized ARS 4,250 million of tax loss carry forward. Based on the evolution of the business, Management is evaluating their recoverability.

Submission of income tax presentation

Dated November 15, 2021 IRSA CP hereinafter "the taxpayer", which according to what is detailed in the Note. 4.1 has been absorbed by the Company, filed to the Argentine Tax Authority the income tax for the fiscal year ended June 30, 2021 applying the systemic and comprehensive inflation adjustment mechanism as detailed: restating tax amortizations according to articles 87 and 88; updating the computable cost of real estate acquired or built prior to July 1, 2018 and sold in this fiscal year under the terms of article 63; updating the loss of the fiscal period 2018, until the concurrence of the tax result of the exercise, following the methodology provided in article 25 and updating the costs of inventories as established in article 59, all articles mentioned belong to the income tax law (ordered text in 2019).

The non-application of the aforementioned mechanisms would have implied that the tax to be paid amounted to ARS 1,377, in this way the effective rate to be paid would have consumed a substantial portion of the income obtained by the taxpayer exceeding the reasonable limit of taxation, being configured in the opinion of the taxpayer and his tax and legal advisors an assumption of confiscation, an assumption that at the date of issuance of these financial statements has not been validated or challenged by the Argentine Tax Authority or by higher courts. Together with the aforementioned income tax presentation, a multinote form was presented in which the application of the mechanisms was reported, arguing that the effective tax rate would represent a percentage that would exceed the reasonable limits of imposition, setting up a situation of confiscation, in violation of art. 17 of the National Constitution (according to doctrine of the judgment "Candy S.A. c/AFIP and another a/ protection action", judgment of 07/03/2009, Judgments 332:1571, and subsequent precedents).

The aforementioned legal doctrine of the national supreme court is fully applicable to the particular case of IRSA, since the application of the regulations that do not allow the application of the integral and systematic inflation adjustment would prevent, as happened in the "Candy case", recognizing the totality of the inflationary effect in its tax balance causing the company to pay taxes on fictitious income.

Notwithstanding what is detailed in the previous paragraph, and given the existing background, the taxpayer timely determined and accounted for the income tax for the fiscal year ended June 30, 2021 without considering the aforementioned adjustment mechanisms, considering that , in the opinion of their tax advisors, the Argentine Tax Authority could challenge the presentation and said challenge could be validated by higher courts because there is no uniform jurisprudence to date that irrefutably validates the taxpayer's position. In this sense, after the merger process detailed in Note 4.1, the Company's Board of Directors has reassessed, together with its tax advisors, the characteristics of the presentation, the existing background and the analysis that the taxpayer made in a timely manner, having concluded in the same sense and therefore it has decided to keep the liability accounted for, which at the closing date of these financial statements with the computation of accrued interest amounts to ARS 1,448, and is disclosed in the item Non-current provisions. As of the date of issuance of these financial statements, the Company has not received any challenge or formal rejection by the Tax Authority.

IRSA Inversiones y Representaciones Sociedad Anónima

20.
Revenues
	Six Months ended December 31, 2021	Six Months ended December 31, 2020
Rental and services income	9,543	6,319
Sales of trading properties and developments	126	973
Revenue from hotels operation and tourism services	1,382	181
Total Group’s revenues	11,051	7,473

21.
Expenses by nature

The Group discloses expenses in the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following table provides additional disclosures regarding expenses by nature and their relationship to the function within the Group.

	Costs	General and administrative expenses	Selling expenses	Total as of December 31, 2021	Total as of December 31, 2020
Cost of sale of goods and services	154	-	-	154	869
Salaries, social security costs and other personnel expenses	1,485	821	49	2,355	2,100
Depreciation and amortization	226	116	2	344	346
Fees and payments for services	131	249	32	412	773
Maintenance, security, cleaning, repairs and others	1,224	151	1	1,376	1,038
Advertising and other selling expenses	467	-	141	608	263
Taxes, rates and contributions	370	64	571	1,005	1,019
Director´s fees	-	385	-	385	761
Leases and service charges	98	27	3	128	117
Allowance for doubtful accounts, net	-	-	36	36	33
Other expenses	61	81	5	147	124
Total as of December 31, 2021	4,216	1,894	840	6,950	-
Total as of December 31, 2020	3,968	2,287	1,188	-	7,443

22.
Cost of goods sold and services provided

	Total as of December 31, 2021	Total as of December 31, 2020
Inventories at the beginning of the period	2,204	21,447
Purchases and expenses	4,329	35,452
Currency translation adjustment	(129)	(6,446)
Disposals	-	(1,416)
Deconsolidation	-	(5,675)
Inventories at the end of the period	(2,188)	(2,411)
Total costs	4,216	40,951

The following table presents the composition of the Group’s inventories as of December 31, 2021 and June 30, 2021:

	Total as of December 31, 2021	Total as of June 30, 2021
Real estate	2,096	2,117
Others	92	87
Total inventories at the end of the period (*)	2,188	2,204

(*) Inventories include trading properties and inventories.

IRSA Inversiones y Representaciones Sociedad Anónima

23.
Other operating results, net

	Six Months ended December 31, 2021	Six Months ended December 31, 2020
Donations	(34)	(93)
Lawsuits and other contingencies	(135)	(76)
Management fees	11	6
Operating interest expense	79	70
Others	39	22
Total other operating results, net	(40)	(71)

24.
Financial results, net

	Six Months ended December 31, 2021	Six Months ended December 31, 2020
Finance income:
- Interest income	157	73
- Dividend income	-	30
Total finance income	157	103
Finance costs:
- Interest expenses	(3,507)	(4,567)
- Other finance costs	(350)	(599)
Subtotal finance costs	(3,857)	(5,166)
Capitalized finance costs	-	385
Total finance costs	(3,857)	(4,781)
Other financial results:
- Fair value gain of financial assets and liabilities at fair value through profit or loss, net	857	5,686
- Exchange differences, net	5,986	(42)
- Gain / (loss) from repurchase of negotiable obligations	790	(331)
- Gain / (loss) from derivative financial instruments, net	11	(476)
- Other financial results	12	(61)
Total other financial results	7,656	4,776
- Inflation adjustment	430	1,674
Total financial results, net	4,386	1,772

25.
Related party transactions

The following is a summary of the balances with related parties as of December 31, 2021 and June 30, 2021:

Item	December 31, 2021	June 30, 2021
Trade and other receivables	2,772	3,590
Investments in financial assets	2,174	1,897
Borrowings	(797)	(1,086)
Trade and other payables	(582)	(550)
Total	3,567	3,851

IRSA Inversiones y Representaciones Sociedad Anónima

Related party	December 31, 2021	June 30, 2021	Description of transaction	Item
New Lipstick LLC	25	28	Reimbursement of expenses receivable	Trade and other receivable
Condor	-	662	Public company’s securities	Trade and other receivable
	-	344	Loans granted	Trade and other receivable
	-	6	Others	Trade and other receivable
	-	58	Others	Investment in financial assets
Lipstick Management LLC	(176)	(193)	Loans obtained	Borrowings
Metropolitan 885 Third Av. LLC	(219)	(568)	Loans obtained	Borrowings
La Rural S.A.	125	88	Loans granted	Trade and other receivable
	204	246	Dividends	Trade and other receivable
	(5)	(15)	Leases and/or rights of use payable	Trade and other payables
Other associates and joint ventures	-	2	Reimbursement of expenses receivable	Trade and other receivable
	(39)	(44)	Loans obtained	Borrowings
	6	7	Leases and/or rights of use receivable	Trade and other receivable
	10	(2)	Unpaid contributions	Trade and other payables
	14	7	Management Fee	Trade and other receivable
	(101)	(126)	NCN	Borrowings
	(29)	(88)	Others	Trade and other payables
	24	29	Others	Trade and other receivable
	1	1	Share based payments	Trade and other payables
	-	(7)	Lease liabilities	Trade and other payables
	-	8	Loans granted	Trade and other receivable
	36	-	Warrants from related parties	Investment in financial assets
Total associates and joint ventures	(124)	443
Cresud	6	16	Reimbursement of expenses receivable	Trade and other receivable
	(193)	(107)	Corporate services payable	Trade and other payables
	2,138	1,839	NCN	Investment in financial assets
	(117)	(174)	Others	Trade and other payables
	(3)	(4)	Share based payments	Trade and other payables
Total parent company	1,831	1,570
Futuros y Opciones S.A.	-	(114)	Loans obtained	Borrowings
	2	4	Others	Trade and other receivable
Helmir S.A.	(35)	(39)	NCN	Borrowings
Total subsidiaries of parent company	(33)	(149)
Directors	(218)	(152)	Fees for services received	Trade and other payables
	5	6	Advances	Trade and other receivable
Finkelstein	(172)	-	Loans obtained	Borrowings
Yad Leviim LTD	1,770	1,938	Loans granted	Trade and other receivable
Others (1)	(2)	(1)	Legal Services	Trade and other payables
	(55)	(2)	Loans obtained	Borrowings
	570	176	Others	Trade and other receivable
	(19)	-	Others	Trade and other payables
	(7)	(1)	Management Fee	Trade and other payables
	21	23	Reimbursement of expenses receivable	Trade and other receivable
Total directors and others	1,893	1,987
Total at the end of the period / year	3,567	3,851

(1) Includes CAMSA, Estudio Zang, Bergel & Viñes, Austral Gold, Fundación IRSA, Hamonet S.A., CAM Communication LP, Gary Gladstein and Fundación Museo de los Niños.

IRSA Inversiones y Representaciones Sociedad Anónima

The following is a summary of the results with related parties for the six-month periods ended December 31, 2021 and 2020:

Related party	Six Months ended December 31, 2021	Six Months ended December 31, 2020	Description of transaction
BACS	22	48	Leases and/or rights of use
BHN Vida S.A	12	-	Leases and/or rights of use
BHN Seguros Generales S.A.	11	-	Financial operations
Helmir	1	-	Financial operations
Other associates and joint ventures	-	(5)	Leases and/or rights of use
	-	(26)	Corporate services
Total associates and joint ventures	46	17
Cresud	30	26	Leases and/or rights of use
	(324)	(445)	Corporate services
	(126)	245	Financial operations
Total parent company	(420)	(174)
Directors	(370)	(761)	Fees and remunerations
Yad Leviim LTD	44	4	Financial operations
	(17)	-	Donations
	(17)	-	Legal services
	-	18	Fees and remuneration
Total others	(360)	(739)
Total at the end of the period	(734)	(896)

(1)
Includes Isaac Elsztain e Hijos, CAMSA. Hamonet S.A., Ramat Hanassi, Estudio Zang, Bergel y Viñes, Austral Gold, La Rural, New Lipstick, Condor, TGLT and Fundación IRSA.

The following is a summary of the transactions with related parties for the six-month periods ended December 31, 2021 and 2020:

Related party	Six Months ended December 31, 2021	Six Months ended December 31, 2020	Description of the operation
Cresud	-	(528)	Dividends granted
Total dividends distribution	-	(528)
Quality	30	29	Capital contributions
Condor	635	-	Exchange of shares
Puerto Retiro	-	12	Capitalized loan
Total capital contributions	665	41
Condor	2,634	-	Purchase and exchange of shares
Total other transactions	2,634	-

IRSA Inversiones y Representaciones Sociedad Anónima

26.
CNV General Resolution N° 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622, below there is a detail of the notes to the Unaudited Condensed Interim Consolidated Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 8 Investment properties and Note 9 Property, plant and equipment
Exhibit B - Intangible assets	Note 11 Intangible assets
Exhibit C - Investment in associates	Note 7 Investments in associates and joint ventures
Exhibit D - Other investments	Note 13 Financial instruments by category
Exhibit E – Provisions	Note 18 Provisions
Exhibit F - Cost of sales and services provided	Note 22 Cost of goods sold and services provided
Exhibit G - Foreign currency assets and liabilities	Note 27 Foreign currency assets and liabilities

27.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item / Currency (1)	Amount (2)	Peso exchange rate (3)	Total as of 12.31.2021	Total as of 06.30.2021
Assets
Trade and other receivables
US Dollar	29	102.52	2,990	3,914
Euros	0	115.89	11	29
Receivables with related parties:
US Dollar	18	102.72	1,831	2,315
Total trade and other receivables			4,832	6,258
Investments in financial assets
US Dollar	9	102.52	892	813
Pounds	1	138.25	85	120
Nuevo Israel Shekel	24	33.06	786	735
Investments with related parties:
US Dollar	23	102.72	2,394	2,700
Total investments in financial assets			4,157	4,368
Cash and cash equivalents
US Dollar	17	102.52	1,771	1,269
Euros	0	115.89	1	1
Total cash and cash equivalents			1,772	1,270
Total Assets			10,761	11,896

Liabilities
Trade and other payables
US Dollar	10	102.72	986	1,456
Euros	-	116.37	-	39
Payables to related parties:
US Dollar	0	102.72	9	64
Total Trade and other payables			995	1,559
Borrowings
US Dollar	511	102.72	52,449	60,334
Borrowings with related parties
US Dollar	7	102.72	764	1,752
Total Borrowings			53,213	62,086
Derivative financial instruments
US Dollar	0	102.72	33	70
Total derivative financial instruments			33	70
Lease liabilities
US Dollar	9	102.72	876	942
Lease liabilities with related parties
US Dollar	-	102.72	-	7
Total lease liabilities			876	949
Total Liabilities			55,117	64,664

(1) Considering foreign currencies those that differ from each Group’s subsidiaries functional currency at each period/year-end.
(2) Stated in millions of each foreign currency.
(3) Exchange rates as of December 31, 2021 according to Banco de la Nación Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

28.
Results from discontinued operations

The results of the discontinued operations include the IDBD / DIC operations which were deconsolidated in the comparative period (see Note 4.G to the Annual Financial Statements).

	Six Months ended December 31, 2021	Six Months ended December 31, 2020
Revenues	-	45,579
Costs	-	(36,983)
Gross profit	-	8,596
Net gain from fair value adjustment of investment properties	-	(33)
General and administrative expenses	-	(5,247)
Selling expenses	-	(4,998)
Other operating results, net	-	1,706
Profit from operations	-	24
Share of profit of associates and joint ventures	-	866
Profit before financial results and income tax	-	890
Finance income	-	633
Finance cost	-	(8,311)
Other financial results	-	549
Financial results, net	-	(7,129)
Profit before income tax	-	(6,239)
Income tax	-	333
Loss from operations that are discontinued	-	(5,906)
Loss for loss of control	-	(4,842)
Loss from discontinued operations	-	(10,748)

Loss for the period from discontinued operations attributable to:
Equity holders of the parent	-	(8,488)
Non-controlling interest	-	(2,260)
Loss per share from discontinued operations attributable to equity holders of the parent:
Basic	-	(14.76)
Diluted	-	(14.76)

29.
Other relevant events of the period

IRSA Shareholders’ Meeting

On October 21, 2021, the Ordinary Shareholders’ Meeting approved among others:


Partially write off the special reserve in the amount of ARS 30,693 which, restated for inflation, amounts to the sum of ARS 36,967, and use it for the total absorption of the negative result for the fiscal year ended June 30, 2021.

Warrants exercise

During the six-month period ended December 31, 2021, certain warrant holders exercised their right to acquire additional shares. As of December 31, 2021, USD 15,518.30 was collected, for a converted common shares equivalent of 35,922. Amounts in USD are expressed in integers

IRSA Inversiones y Representaciones Sociedad Anónima

Economic context in which the Group operates

The Group operates in a complex context both due to macroeconomic conditions, whose main variables have recently experienced strong volatility, as well as regulatory, social, and political conditions, both nationally and internationally.

The results from operations may be affected by fluctuations in the inflation and the exchange rate of the Argentine peso against other currencies, mainly the dollar, changes in interest rates which have an impact on the cost of capital, changes in government policies, capital controls and other political or economic events both locally and internationally.

The main indicators of the Argentine economy are described below:

●
In November 2021, the Monthly Economic Activity Estimator (“EMAE” in Spanish) reported by the National Institute of Statistics and Censuses (“INDEC” in Spanish), registered a variation of 9.3% compared to the same month of 2020, and 1.7% compared to the previous month.

●
The annual retail inflation reached 50.94% in the last 12 months. The survey on market expectations prepared by the Argentine Central Bank in December 2021, called the Market Expectations Survey (“REM” in Spanish), estimates a retail inflation of 54.8% i.a. for December 2022 and 43.4% for December 2023. Analysts participating in the REM forecast a rebound in economic activity in 2022, reaching an economic growth of 2.9%.

●
In the period from December 2020 to December 2021, the Argentine peso depreciated 22.1% against the US dollar according to the wholesale average exchange rate of Banco de la Nación Argentina. Given the exchange restrictions in force since August 2019, as of December 31, 2021, there is an exchange gap of approximately 92.3% between the official price of the dollar and its price in parallel markets, which impacts the level of activity in the economy and affects the level of reserves of the Argentine Central Bank. Additionally, these exchange restrictions, or those that may be dictated in the future, could affect the Group's ability to access the Single Free Exchange Market (“MULC” in Spanish) to acquire the necessary currencies to meet its financial obligations.

COVID-19 Pandemic

In December 2019, a new strain of coronavirus (SARS-COV-2), which caused severe acute respiratory syndrome (COVID-19) appeared in Wuhan, China. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic. In response, countries have taken extraordinary measures to contain the spread of the virus, including imposing travel restrictions and closing borders, closing businesses deemed non-essential, instructing residents to practice social distancing, implementing lockdowns, among other measures. The ongoing pandemic and these extraordinary government measures are affecting global economic activity, resulting in significant volatility in global financial markets.

On March 3, 2020, the first case of COVID-19 was registered in the country and as of today, more than 8,500,000 cases of infections had been confirmed in Argentina, by virtue of which the Argentinian Government implemented a series of health measures of social, preventive and mandatory lockdown at the national level with the closure of non-essential activities, including shopping malls, as well as the suspension of flights and border closures, for much of the years 2020 and 2021.

Since the beginning of fiscal year 2022, and until the date of presentation of the financial statements, the Company's shopping malls are fully operational, as well as the office buildings, despite the remote work modality that some tenants continue to apply. Regarding hotels, although they have been operating since December 2020, the sector continues working with certain restrictions on air flows and the influx of international tourism.

The final extent of the Coronavirus outbreak and its impact on the country's economy is still uncertain. However, although it has produced significant short-term effects, they are not expected to affect business continuity and the Group’s ability to meet its financial commitments for the next twelve months.

IRSA Inversiones y Representaciones Sociedad Anónima

The Group is closely monitoring the situation and taking all necessary measures to preserve human life and the Group's businesses.

30.
Subsequent events

Transfer of rights Libertador Trust

On February 2, 2022, the deed for transfer of rights of an apartment and complementary units of the Libertador Trust was signed for USD 0.9 million.

Free translation from the original prepared in Spanish for publication in Argentina
REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
IRSA Inversiones y Representaciones Sociedad Anónima
Legal address: Carlos Della Paolera 261 - 9th floor
Autonomous City of Buenos Aires
Tax Registration Number: 30-52532274-9

Introduction
We have reviewed the accompanying unaudited condensed interim consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries (“the Company”), which comprise the unaudited condensed interim consolidated statement of financial position at December 31, 2021, the unaudited condensed interim consolidated statements of income and other comprehensive income for the six month period and threemonth period ended December 31, 2021, the unaudited condense interim consolidated statements of changes in shareholders’ equity and of cash flows for the six month period then ended, and selected explanatory notes.

The balances and other information for the fiscal year ended on June 30, 2021 and its interim periods are an integral part of the financial statements mentioned above; therefore, they must be considered in connection with these financial statements.

Management’s responsibility
The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with International Financial Reporting Standards, adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and included by the National Securities Commission (CNV) in its regulations, as approved by the International Accounting Standards Board (IASB), and is therefore responsible for the preparation and presentation of the unaudited condensed interim consolidated financial statements mentioned in the first paragraph, in accordance with International Accounting Standard 34 Interim Financial Information (IAS 34).

Scope of our review
Our review was limited to the application of the procedures established under International Standards on Review Engagements ISRE 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity, adopted as a review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE and approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of inquiries of Company staff responsible for preparing the information included in the unaudited condensed interim consolidated financial statements and of analytical and other review procedures. This review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated statement of financial position and the consolidated statements of income and other comprehensive income and of cash flows of the Company.

Conclusion
On the basis of our review, nothing has come to our attention that causes us to believe that the unaudited condensed interim consolidated financial statements mentioned in the first paragraph of this report have not been prepared, in all material respects, in accordance with International Accounting Standard 34 Interim financial reporting.

Report on compliance with current regulations
In accordance with current regulations, we report, in connection with IRSA Inversiones y Representaciones Sociedad Anónima, that:

a)
the unaudited condensed interim consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima have not been transcribed into the Inventory and Balance Sheet book and, except for the above mentioned situation, as regards those matters that are within our competence, they are in compliance with the provisions of the General Companies Law and pertinent resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from accounting records carried in all formal aspects in accordance with legal requirements except for i) the lack of transcription to the Inventories and Balance Sheet Book, and ii) the lack of transcription to the General Journal Book of the accounting entries corresponding to the month of December 2021;

c)
we have read the Business Summary (“Reseña Informativa”), on which we have no observations to make regarding matters that are within our competence;

d)
at December 31, 2021 the debt of IRSA Inversiones y Representaciones Sociedad Anónima accrued in favor of the Argentine Integrated Social Security System, as shown by the Company’s accounting records, amounted to ARS 40,512,941, which was not due at that date.

Autonomous City of Buenos Aires, February 9, 2022

PRICE WATERHOUSE & CO. S.R.L. (Partner)	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner)
C.P.C.E.C.A.B.A. V° 1 F° 17	C.P.C.E.C.A.B.A. V. 1 F. 30 Marcelo Héctor Fuxman Public Accountant (UBA) C.P.C.E. C.A.B.A. V. 134 F. 85
Carlos Brondo Public Accountant (UNCUYO) C.P.C.E.C.A.B.A. V. 391 F. 078	José Daniel Abelovich Public Accountant (UBA) C.P.C.E. C.A.B.A. V. 102 F. 191

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Financial Statements as of December 31, 2021 and for the six and three-month periods ended as of that date, presented comparatively

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statements of Financial Position
as of December 31, 2021 and June 30, 2021
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.21	06.30.21
ASSETS
Non-current assets
Investment properties	7	189,250	46,531
Property, plant and equipment	8	1,612	37
Trading properties	9	872	716
Intangible assets	10	2,441	1,106
Rights of use assets	11	666	11
Investments in subsidiaries, associates and joint ventures	6	59,049	84,686
Income tax credit		9	1
Trade and other receivables	13	1,983	1,408
Total non-current assets		255,882	134,496
Current assets
Trading properties	9	137	132
Inventories		43	1
Income tax credit		33	7
Trade and other receivables	13	5,546	1,128
Derivative financial instruments	12	10	-
Investments in financial assets	12	3,160	295
Cash and cash equivalents	12	2,665	648
Total current assets		11,594	2,211
TOTAL ASSETS		267,476	136,707
SHAREHOLDERS’ EQUITY
Shareholders' equity (according to corresponding statements)		117,150	74,787
TOTAL SHAREHOLDERS’ EQUITY		117,150	74,787
LIABILITIES
Non-current liabilities
Trade and other payables	14	1,301	6
Borrowings	15	58,391	19,388
Deferred income tax liabilities	16	73,975	23,282
Other liabilities		62	-
Provisions	17	1,539	32
Lease liabilities		-	7
Total non-current liabilities		135,268	42,715
Current liabilities
Trade and other payables	14	4,405	863
Salaries and social security liabilities		301	1
Borrowings	15	10,185	18,294
Provisions	17	165	42
Lease liabilities		2	5
Total current liabilities		15,058	19,205
TOTAL LIABILITIES		150,326	61,920
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		267,476	136,707

The accompanying notes are an integral part of these Financial Statements.

. Eduardo S. Elsztain President

1

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statements of Income and Other Comprehensive Income
for the six and three-month periods ended December 31, 2021 and 2020
 (All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Six month		Three month
	Note	12.31.21	12.31.20	12.31.21	12.31.20
Revenues	18	7,658	3,143	4,230	1,924
Costs	19	(2,852)	(1,894)	(1,526)	(932)
Gross profit		4,806	1,249	2,704	992
Net gain/ (loss) from fair value adjustment of investment properties	7	23,767	7,008	29,349	(5,221)
General and administrative expenses	19	(1,441)	(383)	(838)	(202)
Selling expenses	19	(660)	(78)	(368)	(58)
Other operating results, net	20	(44)	(1,069)	(351)	(1,062)
Profit/ (loss) from operations		26,428	6,727	30,496	(5,551)
Share of loss of subsidiaries, associates and joint ventures	6	(1,191)	(1,434)	(643)	(11,878)
Profit/ (loss) before financial results and income tax		25,237	5,293	29,853	(17,429)
Finance income	21	95	32	88	14
Finance costs	21	(3,762)	(2,539)	(1,597)	(1,067)
Other financial results	21	8,219	1,946	4,508	2,238
Inflation adjustment	21	562	(157)	159	412
Financial results, net		5,114	(718)	3,158	1,597
Profit/ (loss) before income tax		30,351	4,575	33,011	(15,832)
Income tax	16	(4,976)	(3,636)	(7,347)	2,676
Profit/ (loss) for the period		25,375	939	25,664	(13,156)

Other comprehensive (loss)/ income:
Items that may be reclassified subsequently to profit or loss:
Share of other comprehensive income of subsidiaries, associates and joint ventures		-	512	-	66
Currency translation adjustment of subsidiaries, associates and joint ventures		(421)	(4,696)	(244)	1,238
Total other comprehensive (loss)/ profit for the period (i)	6	(421)	(4,184)	(244)	1,304
Total comprehensive profit/ (loss) for the period		24,954	(3,245)	25,420	(11,852)

Profit/ (loss) per share for the period (ii)
Basic		31.37	1.63	31.72	(22.88)
Diluted		28.48	1.63	28.80	(22.88)

(i)
Components of other comprehensive income have no impact on income tax.
(ii)
The loss/profit per share basic have been calculated using 808,898,749 shares at 12.31.21 and 575,377,891 at 12.31.20. If 808,898,749 shares had been used for the calculation, the result per share would be ARS 1.16 for 12.31.20. The loss/profit per share diluted have been calculated using 890,815,983 shares at 12.31.21 and 576,529,312 at 12.31.20. If 890,815,983 shares had been used for the calculation, the result per share would be ARS 1.05 for 12.31.20 See Note 17 to the Annual Financial Statements as of June 30, 2021.

The accompanying notes are an integral part of these Financial Statements.

. Eduardo S. Elsztain President

2

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the six-month period ended December 31, 2021
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Treasury shares	Inflation adjustment of Share Capital and Treasury Shares (1)	Share premium	Additional Paid-in capital from Treasury Shares	Warrants (2)	Legal reserve	CNV 609/12 Resolution reserve	Other reserves (3)	Retained earnings	Total Shareholders’ equity
Balance as of June 30, 2021	657	2	24,970	29,038	178	2,143	1,930	17,013	35,825	(36,969)	74,787
Profit for the period	-	-	-	-	-	-	-	-	-	25,375	25,375
Other comprehensive loss for the period	-	-	-	-	-	-	-	-	(421)	-	(421)
Warrants exercise	-	-	-	4	-	(1)	-	-	-	-	3
Incorporated by merger	152	-	-	19,509	-	-	359	-	(52)	(2,562)	17,406
Shareholders’ meeting held as of 10.21.21	-	-	-	-	-	-	-	-	(36,967)	36,967	-
Balance as of December 31, 2021	809	2	24,970	48,551	178	2,142	2,289	17,013	(1,615)	22,811	117,150

(1) Includes ARS 1 of inflation adjustment of treasury shares. See Note 16 of Consolidated Financial Statements as of June 30, 2021.
(2) As of December 31, 2021, the remaining warrants to exercise amount to 79,964,078, equivalent to the same number of shares. See Note 29 to the interim condensed consolidated financial statements.
(3) The composition of Other reserves of the Company as of December 31, 2021 is as follows:

	Cost of Treasury shares	Changes in non-controlling interest	Reserve for share-based payments	Reserve for future dividends	Currency translation adjustment reserve	Special reserve	Other reserves of subsidiaries	Total Other reserves
Balance as of June 30, 2021	(308)	(7,191)	347	3,061	780	37,951	1,185	35,825
Other comprehensive loss for the period	-	-	-	-	(421)	-	-	(421)
Incorporated by merger	-	(175)	-	-	(14)	-	137	(52)
Shareholders’ meeting held as of 10.21.21	-	-	-	-	-	(36,967)	-	(36,967)
Balance as of December 31, 2021	(308)	(7,366)	347	3,061	345	984	1,322	(1,615)

 There are no cumulative unpaid dividends on preferred shares

  The accompanying notes are an integral part of these Financial Statements.

. Eduardo S. Elsztain President

3

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the six-month period ended December 31, 2020
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Treasury shares	Inflation adjustment of Share Capital and Treasury Shares (1)	Share premium	Additional Paid-in capital from Treasury Shares	Legal reserve	CNV 609/12 Resolution reserve	Other reserves (2)	Accumulated losses	Total Shareholders’ equity
Balance as of June 30, 2020	575	2	24,951	26,303	172	877	17,013	12,658	18,751	101,302
Profit for the period	-	-	-	-	-	-	-	-	939	939
Other comprehensive loss for the period	-	-	-	-	-	-	-	(4,184)	-	(4,184)
Shareholders’ meeting held as of 10.26.20	-	-	-	-	-	1,135	-	20,611	(21,746)	-
Dividend distribution in shares	-	-	-	-	-	-	-	-	(875)	(875)
Share-based payments	-	-	-	-	3	-	-	(3)	-	-
Changes in non-controlling interest	-	-	-	-	-	-	-	619	-	619
Other changes in subsidiaries` equity	-	-	-	-	-	-	-	8,816	-	8,816
Balance as of December 31, 2020	575	2	24,951	26,303	175	2,012	17,013	38,517	(2,931)	106,617

(1) Includes ARS 1 of inflation adjustment of treasury shares. See Note 16 of Consolidated Financial Statements as of June 30, 2020.
(2)
The composition of Other reserves of the Company as of December 31, 2020 is as follows:

	Cost of Treasury shares	Changes in non-controlling interest	Reserve for share-based payments	Reserve for future dividends	Currency translation adjustment reserve	Special reserve	Other reserves of subsidiaries	Total Other reserves
Balance as of June 30, 2020	(311)	(7,541)	356	3,061	(1,316)	18,804	(395)	12,658
Other comprehensive loss for the period	-	-	-	-	(4,696)	-	512	(4,184)
Shareholders’ meeting held as of 10.26.20	-	-	-	-	-	-	20,611	20,611
Reserve for share-based payments	2	-	(5)	-	-	-	-	(3)
Changes in non-controlling interest	-	619	-	-	-	-	-	619
Other changes in subsidiaries` equity	-	(91)	-	-	7,813	-	1,094	8,816
Balance as of December 31, 2020	(309)	(7,013)	351	3,061	1,801	18,804	21,822	38,517

There are no cumulative unpaid dividends on preferred shares.

The accompanying notes are an integral part of these Financial Statements.
. Eduardo S. Elsztain President

4

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statements of Cash Flows
for the six-month periods ended December 31, 2021 and 2020
(All amounts in millions, except otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.21	12.31.20
Operating activities (1)
Profit for the period		25,375	939
Adjustments:
Income tax	16	4,976	3,636
Amortization and depreciation	19	350	9
Gain from disposal of trading properties		-	(1,257)
Financial results, net		(4,938)	(1,161)
(Increase)/ decrease in trading properties	9	(1)	515
Net gain from fair value adjustment of investment properties	7	(23,767)	(7,008)
Share of profit of subsidiaries, associates and joint ventures	6	1,191	1,434
Loss from disposal of subsidiaries		-	1,014
Gain from disposal of intangible assets		(77)	-
Provisions and allowances		511	(23)
Management fees		(90)	-
Increase in inventories		(1)	-
Increase/ (decrease) in salaries and social security liabilities		11	(11)
Decrease / (increase) in trade and other receivables		84	(51)
Use of provisions		(45)	-
(Decrease)/ increase in trade and other payables		(525)	1,917
Net cash flow generated from / (used in) operating activities		3,054	(47)
Investing activities (1)
Capital contributions to subsidiaries, associates and joint ventures	6	(346)	(601)
Acquisition of investment properties		(1,269)	-
Acquisition of property, plant and equipment	8	(29)	(26)
Acquisition of intangible assets	10	(3)	(3)
Increase of investments in financial assets		(1,099)	(1,363)
Proceeds from sale of investment properties		4,598	-
Proceeds from sale of intangible assets		113	-
Decrease in derivative financial instruments		(10)	(41)
Proceeds from sale of investments in financial assets		1,243	3,081
Loans payment received from related parties		5	-
Interest received		103	-
Dividends received		281	-
Net cash flow generated from investing activities		3,587	1,047
Financing activities (1)
Short-term loans obtained, net		(475)	2,152
Borrowings obtained		412	-
Payment of loans		(536)	(503)
Interests paid		(3,594)	(2,900)
Loans obtained from subsidiaries, associates and joint ventures		230	14,919
Payment of loans from subsidiaries, associates and joint ventures		(5)	(50)
Payment of finance leases		(4)	-
Exercise of warrants		3	-
Payment of NCN		(4,557)	(23,005)
Issuance of NCN		6,392	4,484
Repurchase of non-convertible notes		(2,672)	-
Net cash flow used in financing activities		(4,806)	(4,903)
Increase/ (decrease) in cash and cash equivalents, net		1,835	(3,903)
Cash and cash equivalents at the beginning of the period	12	648	3,988
Cash and cash equivalents incorporated by merger		65	-
Foreign exchange gain on cash and fair value result for cash equivalents		143	(3)
Inflation adjustment		(26)	(2)
Cash and cash equivalents at the end of the period	12	2,665	80

(1)
See operations that do not affect cash flows in Note 24 to these financial statements.

. Eduardo S. Elsztain President

5

IRSA Inversiones y Representaciones Sociedad Anónima
 Notes to the Unaudited Condensed Interim Consolidated Separate Financial Statements
(All amounts in millions, except otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

1.
General information and company’s business

IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA” or “The Company”) was founded in 1943, it is primarily engaged in managing real estate holdings in Argentina since 1991.

IRSA is a corporation incorporated and domiciled in Argentina. The registered office is Carlos Della Paolera 261, 9th. Floor, Buenos Aires, Argentina.

The Company owns, manages and develops a portfolio of office and other rental properties in Buenos Aires. Directly and indirectly, it also participates in the operation of shopping malls. In addition, IRSA through its subsidiaries, associates and joint ventures manages and develops branded hotels across Argentina.

These Unaudited Condensed Interim Separate Financial Statements have been approved for issue by the Board of Directors on February 9, 2022.

2.
Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements

2.1.
Basis of preparation

These financial statements have been prepared in accordance with IAS 34 “Interim financial reporting” and should therefore be read in conjunction with the Group's annual Consolidated Financial Statements and Financial Statements of Fusion as of June 30, 2021 prepared in accordance with IFRS. Also, these financial statements include additional information required by Law No. 19,550 and / or regulations of the CNV. Such information is included in the notes to these financial statements, as accepted by IFRS.

These financial statements for the interim periods of three month ended December 31, 2021 and 2020 have not been audited. Management considers that they include all the necessary adjustments to fairly present the results of each period. Intermediate period results do not necessarily reflect the proportion of the Group's results for the entire fiscal years.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated by non-monetary items. This requirement also includes the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as highly inflationary in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that approximates or exceed 100%. Accumulated inflation in Argentina in three years is over 100%. For that reason, in accordance with IAS 29, Argentina must be considered a country with a highly inflationary economy starting July 1, 2018.

6

IRSA Inversiones y Representaciones Sociedad Anónima

In relation to the inflation index to be used and in accordance with FACPCE Resolution No. 539/18, it is determined based on the Wholesale Price Index (IPIM) until 2016, considering the average variation of the Consumer Price Index (CPI) of the Autonomous City of Buenos Aires for the months of November and December 2015, because during those two months there were no national IPIM measurements. Then, from January 2017, the National Consumer Price Index (National CPI) is considered. The table below presents the index for the period ended December 31, 2021, according to official statistics (INDEC) and following the guidelines described in Resolution 539/18:

Price variation	December 31, 2021 (six-month accumulated)
20%

As a consequence of the aforementioned, these Unaudited Consolidated Financial Statements as of December 31, 2021 were restated in accordance with IAS 29.

2.2. Significant accounting policies

The accounting policies adopted in the preparation of these Unaudited Condensed Interim Separate Financial Statements are consistent with those applied in the Annual Financial Statements as of June 30, 2021. The main accounting policies are described in Note 2 of those Annual Financial Statements.

2.3.
Comparability of information

The amounts as of June 30, 2021 and December 31, 2020, which are disclosed for comparative purposes, arise from the financial statements at said dates restated in accordance with IAS 29 (note 2.1).

See Note 29 to the Unaudited Condensed Interim Consolidated Financial Statements for information on the context in which the Group operates.

2.4.
Use of estimates

The preparation of Financial Statements at a certain date requires Management to make estimates and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these Unaudited Condensed Interim Separate Financial Statements. In the preparation of these Unaudited Condensed Interim Separate Financial Statements, the main significant judgments made by Management in applying the Company’s accounting policies and the major sources of uncertainty were the same that the Company used in the preparation of the Separate Financial Statements for the fiscal year ended June 30, 2021, described in Note 3 to those financial statements.

3.
Seasonal effects on operations

See Note 3 to the Unaudited Condensed Interim Consolidated Financial Statements.

4.
Acquisitions and disposals

4.1
Merger by absorption of IRSA and IRSA Propiedades Comerciales

On September 30, 2021, IRSA & IRSA Propiedades Comerciales Boards of Directors approved the prior merger agreement between both companies and the corresponding special financial statements as of June 30, 2021, initiating the corporate reorganization process under the terms of art. 82 et seq. of the General Law of Companies. The merger process has particular characteristics given that they are two companies included in the public offering regime, reason why, not only the current provisions of the General Law of Companies apply but also the procedures established regarding reorganization of companies of the Regulations of the “Comisión Nacional de Valores” (National Securities Commission) and the markets, both national and foreign, where their shares are listed.

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IRSA Inversiones y Representaciones Sociedad Anónima

The Merger is carried out in order to streamline the technical, administrative, operational and economic resources of both Companies, standing out among others: (a) the operation and maintenance of a single transactional information system and centralization of the entire accounting registration process; (b) presentation of a single financial statement to the different control agencies with the consequent cost savings in accounting and advisory fees, tariffs and other related expenses; (c) simplification of the accounting information reporting and consolidation process, as a consequence of the reduction that the merger would imply for the corporate structure as a whole; (d) removal of the IRSA PC public offering listing on BYMA and NASDAQ with the associated costs that this represents; (e) cost reduction for legal fees and tax filings; (f) increase in the percentage of the capital stock that is listed in the different markets, increasing the liquidity of the listed shares; (g) tax efficiencies and (h) preventively avoid the potential overlap of activities between the Companies.

In accordance with the commitments assumed in the Prior Merger Commitment, having obtained the administrative consent of the United States Securities and Exchange Commission, an entity to which they are subject because both companies list their shares in markets that operate in said jurisdiction, The shareholders' meetings of both companies were called.

On December 22, 2021, the Shareholders' Meetings of IRSA and IRSA PC were held, approving the merger by absorption, whose effective date was established on July 1, 2021. As of that date, the transfer to the absorbent of the totality of the equity of the absorbed company, thereby incorporating all its rights and obligations, assets and liabilities into the equity of the absorbing company.

Likewise, and within the framework of the reorganization process, the Board of Directors has approved the exchange ratio, which has been established at 1.40 IRSA shares for each IRSA PC share, which is equivalent to 0.56 IRSA GDS for each ADS of IRSA PC. Within this framework, it was decided to increase the share capital by issuing 152,158,215 new shares in IRSA.

The exchange of IRSA PC shares for IRSA shares will be carried out once the entire administrative process has been completed and once the registration has been made in the “Inspección General de Justicia” (General Inspection of Justice), a process that may take several months.

The following are the net assets incorporated:

12.31.21(*)

Investment properties	122,288
Property, plant and equipment	1,621
Trading properties	160
Intangible assets	1,409
Rights of use assets	874
Investments in subsidiaries, associates and joint ventures (**)	(24,198)
Income tax credit	37
Trade and other receivables	5,313
Inventories	41
Investments in financial assets	3,091
Cash and cash equivalents	65
Total Assets	110,701
Trade and other payables	5,082
Borrowings	40,459
Deferred income tax liabilities	46,170
Provisions	166
Lease liabilities	(2)
Income tax liabilities	1,131
Salaries and social security liabilities	289
Total Liabilities	93,295
Total net Assets	17,406

(*) The absorption was carried out at the accounting values of the absorbed company on the effective date of the merger.
(**) Includes the effect of the reduction of the investment that IRSA held in IRSA CP.

Significant acquisitions and disposals of the Company and/or its subsidiaries for the six-month period ended December 31, 2021 are detailed in Note 4 to the Unaudited Condensed Interim Consolidated Financial Statements.

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5.
Financial risk management and fair value estimates

These Unaudited Condensed Interim Financial Statements do not include all the information and disclosures of the risk management, so they should be read together with the Annual Separate Financial Statements as of June 30, 2021. There has been no changes in the risk management or risk management policies applied by the Company since the end of the annual fiscal year. See notes to the Unaudited Condensed Interim Consolidated Financial Statements. Furthermore, there have been no transfers between the different hierarchies used to assess the fair value of the Company’s financial instruments.

6.
Information about the main subsidiaries, associates and joint ventures

The Company conducts its business through several operating and holding subsidiaries, associates and joint ventures. Its main subsidiaries include Tyrus, Efanur, Panamerican Mall S.A. and Torodur S.A.. The main associates include BHSA.

The Company indirectly participated, until September 25, 2020, through Tyrus, in IDB Development Ltd. (“IDBD”) and Discount Investment Company Ltd (“DIC”), since on that date the insolvency and liquidation of IDBD was decreed generating the loss of control of both companies.

Detailed below is the evolution of investments in subsidiaries, associates and joint ventures of the Company, for the six-month period ended December 31, 2021 and for the year ended June 30, 2021:

	12.31.21	06.30.21
Beginning of period / year	84,686	119,869
Share of profit	(1,041)	(28,589)
Other comprehensive loss	(421)	(5,879)
Impairment of associates and joint ventures	(150)	(48)
Capital contributions (Note 22)	501	4,290
Incorporated by merger (Note 4.1)	(24,198)	-
Changes in non-controlling interest	-	446
Dividends (Note 22)	(390)	(12,265)
Sale of interest	-	(2,599)
Other changes in subsidiaries’ equity	-	9,461
End of the period / year	58,987	84,686

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Name of the entity	% ownership interest		Company´s interest in equity		Company’s interest in comprehensive income/ (loss)
	12.31.21	06.30.21	12.31.21	06.30.21	12.31.21	12.31.20
Subsidiaries
IRSA CP (11)	-	78.07%	-	68,027	-	4,842
Tyrus	100.00%	100.00%	4,080	4,430	(245)	(8,095)
Efanur	99.08%	100.00%	3,216	3,262	(46)	(290)
Ritelco S.A.	100.00%	100.00%	1,049	1,091	(42)	(2,000)
Inversora Bolívar S.A.	96.87%	96.57%	1,086	1,108	(32)	32
ECLSA	98.93%	99.08%	1,596	2,119	(66)	145
Palermo Invest S.A.	97.35%	97.34%	1,120	1,137	(32)	36
NFSA	76.34%	76.34%	499	552	(52)	(88)
Llao Llao Resort S.A.	50.00%	50.00%	562	605	(43)	(17)
HASAU	100.00%	100.00%	334	333	(32)	(91)
Liveck S.A.	9.30%	9.30%	77	87	(9)	(2)
Panamerican Mall S.A. (12)	80.00%	-	25,806	-	(99)	-
Torodur S.A. (12)	100.00%	-	8,322	-	(864)	-
Arcos del Gourmet S.A. (12)	90.00%	-	2,189	-	43	-
Shopping Neuquén S.A. (12)	99.95%	-	1,101	-	75	-
Centro de Entretenimientos La Plata S.A. (8)(7)(6)(12)	95.40%	-	708	-	(7)	-
We Are Appa S.A. (12)	93.61%	-	349	-	(192)	-
Entertainment Holdings S.A. (12)	70.00%	-	41	-	82	-
Emprendimiento Recoleta S.A. (4)(12)	53.68%	-	59	-	(21)	-
Entretenimiento Universal S.A. (5)(12)	3.75%	-	(1)	-	1	-
Fibesa S.A. (5)(12)	97.00%	-	(61)	-	57	-
Associates
BHSA (1)(2)	4.93%	4.93%	995	1,026	(31)	41
Manibil S.A. (3)	-	-	-	-	-	(23)
BACS (2)	37.72%	37.72%	565	579	(15)	(2)
TGLT S.A. (9)(10)(12)	27.82%	-	957	-	(171)	-
Joint ventures
IRSA - Galerías Pacífico S.A. - U.T.	50.00%	50.00%	428	258	169	(112)
Cyrsa S.A.	50.00%	50.00%	64	72	(8)	6
Quality Invest S.A. (12)	50.00%	-	3,512	-	(43)	-
Nuevo Puerto Santa Fe S.A. (8)(12)	50.00%	-	334	-	11	-
Total subsidiaries, associates and joint ventures			58,987	84,686	(1,612)	(5,618)

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				Latest financial information issued
Name of the entity	Location of business / Country of incorporation	Main activity	Common shares 1 vote	Share capital (nominal value)	Profit / (loss) for the period	Shareholders’ equity
Subsidiaries
Tyrus	Uruguay	Investment	21,365,969,547	7,480	(6)	3,914
Efanur	Uruguay	Investment	461,751,428	131	294	3,216
Ritelco S.A.	Uruguay	Investment	453,321,177	453	(43)	1,049
Inversora Bolívar S.A.	Argentina	Investment	1,473,847,188	93	(33)	1,125
ECLSA	Argentina	Investment	1,710,302,484	80	(28)	1,607
Palermo Invest S.A.	Argentina	Investment	1,126,647,085	161	(32)	1,130
NFSA	Argentina	Hotel	38,068,999	50	(80)	890
Llao Llao Resort S.A.	Argentina	Hotel	73,580,206	147	(86)	1,123
HASAU	Argentina	Hotel	603,978,099	26	(32)	351
Liveck S.A.	Uruguay	Investment	41,855,579	415	(28)	415
Panamerican Mall S.A. (12)	Argentina	Real estate	397,661,435	497	(120)	32,263
Torodur S.A.(12)	Uruguay	Investment	2,514,547,001	1,884	(847)	8,357
Arcos del Gourmet S.A. (12)	Argentina	Real estate	72,973,903	81	110	2,432
Shopping Neuquén S.A. (12)	Argentina	Real estate	53,511,353	54	75	1,102
Centro de Entretenimiento La Plata S.A. (8)(7)(6)(12)	Argentina	Real estate	36,824	95	4	159
We Are Appa S.A. (12)	Argentina	Developer	484,727,737	518	(204)	240
Entertainment Holdings S.A. (12)	Argentina	Investment	32,503,379	46	102	282
Emprendimiento Recoleta S.A. (4)(12)	Argentina	Real estate	13,449,990	25	(38)	111
Entretenimiento Universal S.A.(12)	Argentina	Event organization and others	825	-	29	(32)
Fibesa S.A.(12)	Argentina	Real estate	(i)	2	120	190
Associates
BHSA (1)(2)	Argentina	Financial	73,939,835	1,500	(620)	20,188
BACS (2)	Argentina	Financial	33,125,751	88	(40)	1,498
TGLT S.A. (9)(12)	Argentina	Real estate	257,320,997	925	(82)	5,117
Joint ventures
IRSA - Galerías Pacífico S.A. - U.T.	Argentina	Hotel	500,000	1	338	855
Cyrsa S.A.	Argentina	Real estate	8,748,270	3	(16)	127
Quality Invest S.A. (12)	Argentina	Financial	225,146,912	406	(86)	6,912
Nuevo Puerto Santa Fe S.A. (8)(12)	Argentina	Financial	138,750	28	21	631

(1)
Considered significant. See Notes 7 to 8 to the Annual Consolidated Financial Statements.
(2)
Information as of December 31, 2021 according to BCRA's standards. For the purpose of the valuation of the investments in the Company, figures as of December 31, 2021 have been considered, with the necessary IFRS adjustments. Share market price of Banco Hipotecario S.A as of December 31, 2021 amounts to ARS 8.76. See Note 8 to the Consolidated Financial Statements as of June 30, 2021.
(3)
As mentioned in note 4G. to the Consolidated Financial Statements, the Company, on December 22, 2020, sold 217,332,873 shares, that represents the 49% of the capital stock of Manibil S.A.. The operation was completed in February 2021, so the Company leaves the character of shareholder of that Company from that moment.
(4)
Concession ended on November 18, 2018. As of September 30, 2021, is in liquidation.
(5)
Included in other payables.
(6)
Corresponds to profit for the six-month periods ended December 31, 2021 and 2020, respectively.
(7)
Include the necessary adjustments to get to the balances in accordance with the International Financial Reporting Standards.
(8)
Nominal value per share ARS 100.
(9)
See note 4 to the Annual Consolidated Financial Statements as of June 30, 2021.
(10)
Includes ARS 2 of other comprehensive income. For the purposes of the valuation of the investment in the Company, the financial information prepared by TGLT S.A. has been considered.
(11)
See Note 4.1.
(12)
Incorporation by merger with IRSA CP (Note 4.1.).
(i)
Corresponds to 2,323,126 shares. Nominal value per share ARS 1 with 5 votes rights.

7.
Investment properties

Changes in the Company’s investment properties for the six-month period ended December 31, 2021 and for the year ended June 30, 2021 were as follows:

	12.31.21					06.30.21
	Shopping Malls	Office and Other rental properties	Undeveloped parcels of land	Properties under development	Total	Total
Fair value at the beginning of the period / year	-	6,764	39,767	-	46,531	43,303
Additions	167	186	448	456	1,257	6
Disposals	-	(4,341)	(257)	-	(4,598)	(32)
Incorporated by merger (Note 4.1)	49,872	51,795	16,650	3,971	122,288	-
Net gain from fair value adjustment	(4,357)	1,741	26,393	(10)	23,767	3,254
Initial additions lease costs	9	3	-	-	12	-
Amortization of capitalized lease costs	(4)	(3)	-	-	(7)	-
Fair value at the end of the period / year	45,687	56,145	83,001	4,417	189,250	46,531

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The following amounts have been recognized in the Statements of Comprehensive Income:

	12.31.21	12.31.20
Sale, rental and services´ income (Note 18)	7,532	57
Rental and services´ costs (Note19)	(2,718)	(17)
Cost of sales and developments (Note19)	(57)	(36)
Net unrealized gain from fair value adjustment on investment properties	23,830	7,008
Net realized loss from fair value adjustment on investment properties	(63)	-

Valuation techniques are described in Note 9 to the Consolidated Financial Statements as of June 30, 2021. There were no changes to the valuation techniques.

For information on the development of Costa Urbana, see Note 8 to the consolidated financial statements as of December 31, 2021.

8.
Property, plant and equipment

Changes in the Company’s property, plant and equipment for the six-month period ended December 31, 2021 and for the year ended June 30, 2021 were as follows:

	12.21.21						06.30.21
	Buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Others	Total	Total
Costs	337	120	325	8	-	790	763
Accumulated depreciation	(330)	(94)	(321)	(8)	-	(753)	(731)
Net book amount at the beginning of the period / year	7	26	4	-	-	37	32
Additions	9	1	19	-	-	29	27
Depreciation (Note 19)	(30)	(8)	(37)	-	-	(75)	(22)
Incorporated by merger (Note 4.1)	1,378	76	165	-	2	1,621	-
Balances at the end of the period / year	1,364	95	151	-	2	1,612	37
Costs	2,306	499	2,728	42	2	5,577	790
Accumulated depreciation	(942)	(404)	(2,577)	(42)	-	(3,965)	(753)
Net book amount at the end of the period / year	1,364	95	151	-	2	1,612	37

9.
Trading properties

Changes in the Company’s trading properties for the six-month period ended December 31, 2021 and for the year ended June 30, 2021 were as follows:

	12.31.21			06.30.21
	Completed properties	Undevelopedproperties	Total	Total
Beginning of the period / year	132	716	848	2,576
Additions	-	1	1	1,044
Capitalized finance costs	-	-	-	564
Disposals (Note 19)	-	-	-	(3,336)
Incorporated by merger (Note 4.1)	14	146	160	-
End of the period / year	146	863	1,009	848
Non-current			872	716
Current			137	132
Total			1,009	848

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10.
Intangible assets

Changes in Company’s intangible assets for the six-month period ended December 31, 2021 and for the year ended June 30, 2021 were as follows:

	12.31.21			06.30.21
	Computer software	Future units to be received from barters	Total	Total
Costs	66	1,085	1,151	163
Accumulated amortization	(45)	-	(45)	(34)
Net book amount at the beginning of the period / year	21	1,085	1,106	129
Additions	3	-	3	989
Disposals	-	(36)	(36)	-
Amortization (Note 19)	(41)	-	(41)	(12)
Incorporated by merger (Note 4.1)	148	1,261	1,409	-
Balances at the end of the period / year	131	2,310	2,441	1,106
Costs	806	2,310	3,116	1,152
Accumulated amortization	(675)	-	(675)	(46)
Net book amount at the end of the period / year	131	2,310	2,441	1,106

11.
Rights of use assets

Changes in Company’s rights of use assets for the six-month period ended December 31, 2021 and for the year ended June 30, 2021 were as follows:

	12.31.21	06.30.21
Shopping malls	663	-
Machinery and equipment	3	-
Offices	-	11
Total rights of use assets	666	11
Non-current	666	11
Total	666	11

The charges to income related to rights of use assets were the following:

	12.31.21	06.30.21
Shopping malls	218	-
Machinery and equipment	2	-
Others	7	-
Total amortizations and depreciation (Note 19)	227	-

12.
Financial instruments by category

This note presents financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line item in the Statements of Financial Position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information, related to fair value hierarchy see Note 13 to the Consolidated Financial Statements as of June 30, 2021.

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Financial assets and financial liabilities as of December 31, 2021 and June 30, 2021 are as follows:

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
		Level 1
December 31, 2021
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 13)	5,364	-	5,364	2,934	8,298
Investments in financial assets:
- Public companies’ securities	-	178	178	-	178
- Mutual funds (ii)	-	31	31	-	31
- Bonds	-	2,951	2,951	-	2,951
- Futures on foreign currency	-	10	10	-	10
Cash and cash equivalents:
- Cash at bank and on hand	869	-	869	-	869
- Short- term investments	-	1,796	1,796	-	1,796
Total	6,233	4,966	11,199	2,934	14,133

	Financial liabilities at amortized cost (i)	Subtotal financial liabilities	Non-financial liabilities	Total

December 31, 2021
Liabilities as per Statement of Financial Position
Trade and other payables (Note 14)	2,301	2,301	3,405	5,706
Borrowings (Note 15)	68,576	68,576	-	68,576
Total	70,877	70,877	3,405	74,282

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
		Level 1
June 30, 2021
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 13)	1,201	-	1,201	1,346	2,547
Investments in financial assets:
- Mutual funds (ii)	-	12	12	-	12
- Bonds	-	283	283	-	283
Cash and cash equivalents:
- Cash at bank and on hand	106	-	106	-	106
- Short-term investments	-	542	542	-	542
Total	1,307	837	2,144	1,346	3,490

	Financial liabilities at amortized cost (i)	Subtotal financial liabilities	Non-financial liabilities	Total

June 30, 2021
Liabilities as per Statement of Financial Position
Trade and other payables (Note 14)	820	820	49	869
Borrowings (Note 15)	37,682	37,682	-	37,682
Total	38,502	38,502	49	38,551

(i)
The fair value of financial assets and liabilities at amortized cost does not differ significantly from their book value, except for borrowings (Note 15). The fair value of payables approximates their respective carrying amounts because, due to their short-term nature, the effect of discounting is not considered significant.
(ii)
See description of reprofiling of public debt instruments in Note 33 to the consolidated annual financial statements.

As of December 31, 2021, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the Company.

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IRSA Inversiones y Representaciones Sociedad Anónima

 13.          Trade and other receivables

Company’s trade and other receivables, as of December 31, 2021 and June 30, 2021 are comprised as follows:

	12.31.21	06.30.21
Sales, leases and services receivables	4,389	435
Less: Allowance for doubtful accounts	(769)	(11)
Total trade receivables	3,620	424
Borrowings granted, deposits and others	1,257	587
Advance payments	737	260
Tax credits	1,177	861
Prepaid expenses	489	219
Long-term incentive plan	15	18
Dividends	90	156
Others	144	11
Total other receivables	3,909	2,112
Total trade and other receivables	7,529	2,536
Non-current	1,983	1,408
Current	5,546	1,128
Total	7,529	2,536

Movements on the Company’s allowance for doubtful accounts are as follows:

	12.31.21	06.30.21
Beginning of period /year	11	18
Additions	168	4
Disposals / Recoveries	(130)	(1)
Currency translation adjustment	869	-
Inflation adjustment	13	(10)
Incorporated by merger (Note 4.1)	(162)	-
End of the period / year	769	11

The additions, disposals and recoveries of the allowance for doubtful accounts have been included in “Selling expenses” in the Statements of Income (Note 19). Amounts charged to the allowance for doubtful accounts are generally written off when there is no expectation of recovery.

14.
         Trade and other payables

Company’s trade and other payables as of December 31, 2021 and June 30, 2021 were as follows:

	12.31.21	06.30.21
Customers´ advances	1,378	33
Trade payables	887	413
Accrued invoices	653	359
Admission rights	1,226	-
Other income to be accrued	59	-
Tenant deposits	63	1
Total trade payables	4,266	806
Director´s fees	212	23
Long-term incentive plan	3	16
Tax amnesty plans	23	2
Other payables	483	9
Other tax payables	719	13
Total other payables	1,440	63
Total trade and other payables	5,706	869
Non-current	1,301	6
Current	4,405	863
Total	5,706	869

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15. Borrowings

Company’s borrowings as of December 31, 2021 and June 30, 2021 are comprised as follows:

	Book value as of 12.31.21	Book value as of 06.30.21	Fair value as of 12.31.21	Fair value as of 06.30.21
NCN	54,842	19,687	53,143	19,111
Bank loans	835	1,055	835	1,055
Related parties (Note 22)	7,807	16,935	7,799	16,732
Bank overdrafts	5,092	5	5,092	5
Total borrowings	68,576	37,682	66,869	36,903
Non-current	58,391	19,388
Current	10,185	18,294
Total	68,576	37,682

See Note 17 to the Unaudited Condensed Interim Consolidated Financial Statements.

16.
Currents and deferred income tax

The charge for the Company’s income tax is comprised as follows:

	12.31.21	12.31.20
Deferred income tax	(4,523)	(3,636)
Current income tax	(453)	-
Income tax	(4,976)	(3,636)

Below is a reconciliation between income tax recognized and the amount which would arise from applying the prevailing tax rate on profit before income tax for the six-month periods ended December 31, 2021 and 2020:

	12.31.21	12.31.20
Net income at tax rate (i)	(10,623)	(1,373)
Permanent differences:
Share of profit of subsidiaries, associates and joint ventures	(417)	(735)
Income tax rate differential	-	423
Difference between provision and tax return	207	98
Recovery/ (provision) of loss carry forwards	3,901	(1,691)
Inflation adjustment for tax purposes	(3,781)	(2,685)
Inflation adjustment	5,735	2,273
Non-deductible expenses and others	2	54
Income tax	(4,976)	(3,636)

(1) Income tax rate relevant in Argentina as of December 31, 2021 and 2020 was 35 % and 30%, respectively.

Changes in the deferred tax account are as follows:

	12.31.21	06.30.20
Beginning of the period / year	(23,282)	(13,439)
Income tax charge	(4,523)	(9,843)
Incorporated by merger (Note 4.1)	(46,170)	-
End of the period / year	(73,975)	(23,282)

As of December 31, 2021, unrecognized ARS 3,170 million of tax loss carryforward. Based on the evolution of the business, Management is evaluating their recoverability.

16

IRSA Inversiones y Representaciones Sociedad Anónima

See Note 19 to the interim condensed consolidated financial statements.

17. Provisions

The table below presents the changes in the Company's provisions as of December 31, 2021 and June 30, 2021 were as follows:

	12.31.21			06.30.21
	Income tax (ii)	Labor, legal and other claims (i)	Total	Total
Beginning of period / year	-	74	74	506
Additions (i)	71	118	189	32
Decreases (i)	-	(15)	(15)	(25)
Utilizations	-	(45)	(45)	(32)
Transfers (Note 16)	1,377	-	1,377	-
Incorporated by merger (Note 4.1)	-	166	166	-
Inflation adjustment	-	(42)	(42)	(43)
Share of loss	-	-	-	(364)
End of period / year	1,448	256	1,704	74
Non-current			1,539	32
Current			165	42
Total			1,704	74

(i)
Additions and decreases in labor, legal and other claims are included in "Other operating results, net”. Additions and decreases in tax contingencies are included in "Financial results, net”.
(ii)
See Note 19 to the interim condensed consolidated financial statements – “Submission of income tax presentation”.

18. Revenues

	12.31.21	12.31.20
Base rent	2,678	48
Contingent rent	2,565	-
Admission rights	401	-
Parking fees	130	-
Property management fees	69	9
Others	42	-
Averaging of scheduled rent escalation	(280)	-
Rentals and services income	5,605	57
Sale of trading properties	126	3,086
Total revenues from sales, rentals and services	5,731	3,143
Expenses and collective promotion fund	1,927	-
Total revenues from expenses and collective promotion funds	1,927	-
Total revenues	7,658	3,143

19. Expenses by nature

The Company discloses expenses in the Statements of Income and Other Comprehensive Income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following table provides additional disclosure regarding expenses by nature and their relationship to the function within the Company.

	Costs (i)	General and administrative expenses	Selling expenses	12.31.21	12.31.20
Salaries, social security costs and other personnel expenses	830	691	23	1,544	184
Maintenance, security, cleaning, repairs and others	858	86	1	945	62
Taxes, rates and contributions	299	2	453	754	88
Advertising and other selling expenses	385	-	124	509	3
Director´s fees (Note 22)	-	370	-	370	75
Amortization and depreciation	282	66	2	350	9
Fees and payments for services	45	152	12	209	57
Leases and services’ charges	86	22	3	111	23
Traveling, transportation and stationery expenses	17	40	4	61	12
Cost of sales of trading properties	40	-	-	40	1,828
Allowance for doubtful accounts (charge and recovery, net) (Note 13)	-	-	38	38	3
Bank expenses	2	12	-	14	11
Others	8	-	-	8	-
Total expenses by nature as of 12.31.21	2,852	1,441	660	4,953	-
Total expenses by nature as of 12.31.20	1,894	383	78	-	2,355

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IRSA Inversiones y Representaciones Sociedad Anónima

(i)
For the six-month period ended December 31, 2021, includes ARS 2,718 of rental and services costs and ARS 134 of costs of sales and developments, of which ARS 57 corresponds to investment properties and ARS 77 to trading properties. For the six-month period ended December 31, 2020, includes ARS 17 which correspond to rental and services costs and ARS 1,877 to costs of sales and developments, of which ARS 36 corresponds to investment properties and ARS 1,841 to trading properties.

20. Other operating results, net

	12.31.21	12.31.20
Lawsuits and other contingencies (i)	(103)	(18)
Donations	(34)	(47)
Loss from purchase or disposal of subsidiaries, associates and/or joint ventures	-	(1,014)
Management fee	90	-
Interest generated by operating credits	66	6
Others	(63)	4
Total other operating results, net	(44)	(1,069)

(i)
Includes legal costs and expenses.

21. Financial results, net

	12.31.21	12.31.20
Interest income	95	32
Total finance income	95	32
Interest expense	(3,455)	(2,720)
Other finance costs	(307)	(205)
Subtotal finance costs	(3,762)	(2,925)
Capitalized finance costs	-	386
Total finance costs	(3,762)	(2,539)
Net exchange difference	6,935	(817)
Net gain from changes in fair value of financial assets	661	2,891
Gain/ (loss) from derivative financial instruments, net	1	(65)
Gain from repurchase of non-convertible notes	608	-
Other financial results	14	(63)
Total other financial results	8,219	1,946
Inflation adjustment	562	(157)
Total financial results, net	5,114	(718)

22.  Related party transactions

The following is a summary of the balances with related parties as of December 31, 2021 and June 30, 2021:

Item	12.31.21	06.30.21
Rights of use assets	655	11
Trade and other payables	1,498	1,004
Investments in financial assets	2,339	283
Trade and other receivables	(743)	(409)
Lease liabilities	-	(13)
Borrowings	(7,807)	(16,935)
	(4,058)	(16,059)

Related parties	12.31.21	06.30.21	Operation description	Item
Cresud	(3)	(1)	Long-term incentive plan payable	Trade and other receivables
	(256)	(861)	Non-Convertible Notes	Borrowings
	(275)	(61)	Corporate services payable	Trade and other receivables
	(31)	(13)	Reimbursement of expenses payable	Trade and other receivables
	6	8	Leases receivable	Trade and other payables
	2,339	-	Non-Convertible Notes	Investments in financial assets
	(2)	(2)	Management fee	Trade and other receivables
Total parent company	1,778	(930)

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IRSA Inversiones y Representaciones Sociedad Anónima

Related parties	12.31.21	06.30.21	Operation description	Item
IRSA CP (*)	-	171	Reimbursement of expenses receivable	Trade and other payables
	-	(12)	Leases receivable	Trade and other receivables
	-	(5,120)	Non-Convertible Notes	Borrowings
	-	(9,453)	Loans received	Borrowings
	-	11	Rights of use assets	Rights of use assets
	-	(60)	Corporate services payable	Trade and other receivables
	-	283	Non-Convertible Notes	Investments in financial assets
	-	(14)	Non-Convertible Notes	Trade and other receivables
	-	(7)	Reimbursement of expenses payable	Trade and other receivables
	-	(2)	Leases payable	Trade and other receivables
	-	(13)	Lease liabilities	Lease liabilities
Tyrus	324	581	Borrowings granted	Trade and other payables
	4	-	Reimbursement of expenses receivable	Trade and other payables
ECLSA	-	5	Reimbursement of expenses receivable	Trade and other payables
	(559)	-	Loans received	Borrowings
	-	129	Dividends receivable	Trade and other payables
Panamerican Mall S.A.	1	-	Long-term incentive plan receivable	Trade and other payables
	50	-	Reimbursement of expenses receivable	Trade and other payables
	8	-	Management fees receivables	Trade and other payables
	221	-	Borrowings granted	Trade and other payables
	(22)	-	Leases payable	Trade and other receivables
Arcos del Gourmet S.A.	(3)	-	Leases and rights of use payable	Trade and other receivables
	(9)	-	Leases payable	Trade and other receivables
	4	-	Management fees receivables	Trade and other payables
	18	-	Reimbursement of expenses receivable	Trade and other payables
Fibesa S.A.	2	-	Reimbursement of expenses receivable	Trade and other payables
	(91)	(67)	Loans received	Borrowings
	13	16	Long-term incentive plan receivable	Trade and other payables
	90	-	Dividends receivable	Trade and other payables
Shopping Neuquen S.A.	655	-	Rights of use assets	Rights of use assets
	30	-	Reimbursement of expenses receivable	Trade and other payables
	177	-	Borrowings granted	Trade and other payables
Efanur	(147)	(164)	Loans received	Borrowings
Torodur S.A.	(801)	(811)	Non-Convertible Notes	Borrowings
	(5,335)	-	Loans received	Borrowings
Ogden Argentina S.A	367	-	Borrowings granted	Trade and other payables
	1	-	Reimbursement of expenses receivable	Trade and other payables
Ritelco S.A.	(36)	(47)	Loans received	Borrowings
	3	4	Reimbursement of expenses receivable	Trade and other payables
Entretenimiento Universal S.A.	49	-	Borrowings granted	Trade and other payables
We are Appa S.A	(1)	-	Other liabilities	Trade and other receivables
	1	-	Other credits	Trade and other payables
La Arena S.A.	1	-	Reimbursement of expenses receivable	Trade and other payables
IRSA International LLC	(32)	-	Other liabilities	Trade and other receivables
Emprendimiento Recoleta S.A	1	1	Long-term incentive plan receivable	Trade and other payables
Boulevard Norte S.A	(5)	-	Reimbursement of expenses payable	Trade and other receivables
Palermo Invest S.A.	-	14	Dividends receivable	Trade and other payables
	2	1	Contributions to integrate	Trade and other payables
Inversora Bolívar S.A.	-	12	Dividends receivable	Trade and other payables
Real Estate Investment Group VII LP	(35)	(41)	Loans received	Borrowings
TGLT S.A.	-	(58)	Other liabilities	Trade and other receivables
Nuevo Puerto Santa Fe S.A	11	-	Management fees receivables	Trade and other payables
	(1)	-	Leases and rights of use payable	Trade and other receivables
	1	-	Long-term incentive plan receivable	Trade and other payables
	2	-	Reimbursement of expenses receivable	Trade and other payables
Quality S.A	10	-	Contributions to integrate	Trade and other payables
Total subsidiaries, associates and joint ventures	(5,031)	(14,641)

19

IRSA Inversiones y Representaciones Sociedad Anónima

Related parties	12.31.21	06.30.21	Operation description	Item
Directors	-	(23)	Reimbursement of expenses payable	Trade and other receivables
	(212)	-	Fees	Trade and other receivables
	5	6	Borrowings granted	Trade and other payables
Total directors	(207)	(17)
Futuros y Opciones.Com S.A.	1	-	Reimbursement of expenses receivable	Trade and other payables
	2	-	Prepayments	Trade and other payables
	-	(36)	Surety	Borrowings
CYRSA S.A	(39)	(43)	Loans received	Borrowings
Banco Hipotecario S.A.	6	(1)	Leases receivable	Trade and other payables
	(1)	-	Leases and rights of use payable	Trade and other receivables
BHN Vida S.A.	(3)	-	Guaranty deposits	Trade and other receivables
	(58)	(65)	Non-Convertible Notes	Borrowings
BHN Sociedad de Inversion S.A.	1	-	Leases receivable	Trade and other payables
BACS ADMINISTRADORA DE ACTIVOS S.A	7	-	Leases receivable	Trade and other payables
BHN Seguros Generales S.A.	(43)	(63)	Non-Convertible Notes	Borrowings
Banco de Crédito y Securitización	(4)	-	Leases and rights of use payable	Trade and other receivables
Consultores Asset Management S.A. (CAMSA)	-	7	Reimbursement of expenses receivable	Trade and other payables
	11	-	Reimbursement of expenses receivable	Trade and other payables
Estudio Zang, Bergel & Viñes	(1)	1	Legal Services	Trade and other receivables
	1	-	Reimbursement of expenses receivable	Trade and other payables
Austral Gold	2	1	Reimbursement of expenses receivable	Trade and other payables
Fundación Museo de los Niños	9	-	Leases receivable	Trade and other payables
IRSA - Galerías Pacífico S.A. U.T.	(223)	-	Loans received	Borrowings
	(134)	(157)	Other liabilities	Trade and other receivables
La Rural S.A.	(4)	-	Leases and rights of use payable	Trade and other receivables
New Lipstick	25	28	Reimbursement of expenses receivable	Trade and other payables
Lipstick Management LLC	(120)	(133)	Loans received	Borrowings
Liveck S.A.	1	2	Borrowings granted	Trade and other payables
Inversiones Financieras del Sur S.A.	1	-	Reimbursement of expenses receivable	Trade and other payables
Agrofy S.A.	1	-	Reimbursement of expenses receivable	Trade and other payables
Hoteles Argentinos S.A	3	-	Other credits	Trade and other payables
	5	5	Hotel services receivable	Trade and other payables
Nuevas Fronteras S.A	(29)	(31)	Loans received	Borrowings
	18	10	Hotel services receivable	Trade and other payables
Llao Llao Resorts S.A.	1	4	Hotel services receivable	Trade and other payables
	1	-	Reimbursement of expenses receivable	Trade and other payables
Helmir S.A	(35)	-	Non-Convertible Notes	Borrowings
Total others	(598)	(471)
Total	(4,058)	(16,059)

20

IRSA Inversiones y Representaciones Sociedad Anónima

The following is a summary of the results with related parties for the six-month period ended December 31, 2021 and 2020:

Related party	12.31.21	12.31.20	Operation description
Cresud	30	18	Leases and/or rights of use
	(126)	(57)	Financial operations
	(324)	(109)	Corporate services
Total parent company	(420)	(148)
IRSA CP (*)	-	728	Financial operations
	-	(32)	Corporate services
	-	(5)	Leases and/or rights of use
Arcos del Gourmet S.A.	(5)	-	Leases and/or rights of use
	22	-	Fees
Fibesa S.A.	2	-	Leases and/or rights of use
	1	-	Fees
	3	-	Financial operations
Ritelco	4	-	Financial operations
Torodur S.A.	807	-	Financial operations
Efanur	16	(2)	Financial operations
Helmir S.A	1	-	Financial operations
Tyrus S.A.	(37)	9	Financial operations
Lipstick Management	12	-	Financial operations
Shopping Neuquén S.A.	(17)	-	Financial operations
	(218)	-	Leases and/or rights of use
Ogden Argentina S.A	(36)	-	Financial operations
Entretenimiento Universal S.A.	(5)	-	Financial operations
ECLSA	(6)	-	Financial operations
Panamerican Mall S.A.	42	-	Fees
	(4)	-	Leases and/or rights of use
	(24)	-	Financial operations
Emprendimiento Recoleta S.A.	1	-	Fees
CYRSA S.A	4	-	Financial operations
CELP S.A.	(2)	-	Leases and/or rights of use
We are Appa S.A	3	-	Fees
	1	-	Leases and/or rights of use
Nuevo Puerto Santa Fe S.A.	(1)	-	Leases and/or rights of use
	7	-	Fees
Quality Invest S.A.	2	-	Fees
	(1)	-	Leases and/or rights of use
Other subsidiaries, associates and joint ventures (1)	-	11	Financial operations
Total subsidiaries, associates and joint ventures	572	709
Directors	(370)	(75)	Fees
Senior Management	(8)	(6)	Fees
Total Directors and Senior Management	(378)	(81)
BHN Seguros Generales S.A.	11	-	Leases and/or rights of use
BHN Sociedad de Inversión S.A.	4	-	Leases and/or rights of use
BHN Vida S.A.	12	5	Leases and/or rights of use
BACS Administradora de Activos S.A.	9	-	Leases and/or rights of use
Austral Gold S.A	2	-	Leases and/or rights of use
	2	-	Fees
Consultores Asset Management S.A.	4	-	Leases and/or rights of use
	1	-	Fees
Hamonet S.A.	(2)	-	Leases and/or rights of use
Isaac Elsztain e Hijos S.C.A.	(5)	(5)	Leases and/or rights of use
Estudio Zang, Bergel & Viñes	(17)	(12)	Fees
Banco de Crédito y Securitización S.A.	22	-	Leases and/or rights of use
Consultores Assets Management	-	8	Leases and/or rights of use
Fundación IRSA	(17)	-	Donations
	1	-	Leases and/or rights of use
Museo de los niños	-	(20)	Donations
	(6)	-	Discounts received in leases and/or rights of use
Fundación Puerta 18	(5)	(14)	Donations
IRSA - Galerías Pacífico S.A. U.T.	7	-	Financial operations
HASA	1	-	Fees
Nuevas Fronteras S.A.	8	-	Fees
	2	-	Financial operations
Total others	34	(38)
Total at the end of the period	(192)	442

(1)
It includes Inversora Bolívar S.A., Cyrsa S.A., BACS, Palermo Invest S.A., y Liveck S.A...
(*) As of December 31, 2021, the balances of IRSA CP are zero due to the merger between both companies. See Note 4.1.

21

IRSA Inversiones y Representaciones Sociedad Anónima

The following is a summary of the transactions with related parties without impact in results for the six-month period ended December 31, 2021 and 2020:

Related party	12.31.21	12.31.20
IRSA CP	-	(12,265)	Dividends distribution
Total distribution of dividends	-	(12,265)
Fibesa S.A.	108	-	Dividends received
Arcos del Gourmet S.A	282	-	Dividends received
Total distribution of dividends	390	-
PISA	(14)	-	Irrevocable contributions
Inversora Bolívar S.A.	(11)	-	Irrevocable contributions
ECLASA	(125)	-	Irrevocable contributions
Total distribution of dividends	(150)	-
Tyrus	(117)	(3,482)	Irrevocable contributions granted
HASA	(32)	(25)	Irrevocable contributions granted
Liveck S.A.	-	(5)	Irrevocable contributions granted
Quality Invest S.A.	(30)	-	Irrevocable contributions granted
Torodur S.A	(172)	-	Irrevocable contributions granted
Total contributions to subsidiaries	(351)	(3,512)

23.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item (1)	Amount (2)	Foreign exchange rate (3)	Total as of 12.31.21	Total as of 06.30.21
Assets
Trade and other receivables
US Dollar	7.71	102.52	790	340
Euros	0.09	115.89	11	17
Receivables with related parties
US Dollar	10.06	102.72	1,033	620
Total Trade and other receivables			1,834	977
Investments in financial assets
US Dollar	6.08	102.52	623	12
Investment in financial assets with related parties
US Dollar	22.77	102.72	2,339	283
Total Investments in financial assets			2,962	295
Cash and cash equivalents
US Dollar	6.93	102.52	710	104
Total Cash and cash equivalents			710	104
Total Assets			5,506	1,376

Liabilities
Trade and other payables
US Dollar	3.10	102.72	318	153
Euros	-	-	-	16
Payables with related parties
US Dollar	0.43	102.72	44	63
Total Trade and other payables			362	232
Lease liabilities
US Dollar	0.02	102.72	2	12
Total Lease liabilities			2	12
Borrowings
US Dollar	489.59	102.72	50,291	15,462
Borrowings with related parties
US Dollar	76.31	102.72	7,839	6,346
Total Borrowings			58,130	21,808
Total Liabilities			58,494	22,052

(1)
Considering foreign currencies those that differ from Group’s functional currency at each period / year.
(2)
Expressed in millions of foreign currency.
(3)
Exchange rate as of December 31, 2021 according to Banco de la Nación Argentina records.

22

IRSA Inversiones y Representaciones Sociedad Anónima

24.
Additional information

Operations not affecting funds	12.31.21	12.31.20

Currency translation adjustment	(421)	(4,696)
Other comprehensive gain of subsidiaries	-	512
Changes in non-controlling interest	-	619
Other changes in subsidiaries` equity	-	8,816
Increase in borrowings through an increase in trading properties	-	386
Increase in investments in associates and joint ventures through dividends received	-	2,912
Dividends received through a decrease in borrowings of subsidiaries	-	9,352
Increase in investments in associates and joint ventures through a decrease in trade and other receivables	-	1,076
Decrease in borrowings through a decrease in trade and other receivables	-	593
Distribution of dividends in shares through a decrease in investments in associates and joint ventures	-	875
Issuance of NCN through of payment of loans	-	613
Decrease in lease liabilities through a decrease in trade and other receivables	3	-
Increase in dividends receivable through a decrease in investments in associates and joint ventures	109	-
Decrease in dividends receivable through an increase in investments in associates and joint ventures	155	-
Decrease in investments in associates and joint ventures through a decrease in other liabilities.	8	-

Incorporation by merger

12.31.21
Book value of identifiable assets and assumed liabilities::
Investment properties	122,288
Property, plant and equipment	1,621
Trading properties	160
Intangible assets	1,409
Investments in subsidiaries, associates and joint ventures	24,144
Investments in financial assets	3,091
Income tax credit	37
Trade and other receivables	5,313
Rights of use assets	874
Inventories	41
Borrowings	40,459
Deferred income tax liabilities	46,170
Trade and other payables	5,082
Lease liabilities	2
Provisions	166
Other liabilities	54
Salaries and social security liabilities	289
Income tax liabilities	1,131
Cash and cash equivalents	65

25.
CNV General Resolution N° 622/13

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622/13, below is a detail of the notes to the Unaudited Condensed Interim Separate Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 7 Investment properties and Note 8 Property, plant and equipment
Exhibit B - Intangible assets	Note 10 Intangible assets
Exhibit C - Equity investments	Note 6 Information about the main subsidiaries, associates and joint ventures
Exhibit D - Other investments	Note 12 Financial instruments by category
Exhibit E - Provisions	Note 13 Trade and other receivables and Note 17 Provisions
Exhibit F - Cost of sales and services provided	Note 9 Trading properties and Note 19 Expenses by nature
Exhibit G - Foreign currency assets and liabilities	Note 23 Foreign currency assets and liabilities

23

IRSA Inversiones y Representaciones Sociedad Anónima

26.
     CNV General Resolution N° 629/14 – Storage of documentation

On August 14, 2014, the CNV issued General Resolution N° 629 whereby it introduced amendments to rules related to storage and conservation of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Company has entrusted the storage of certain non-sensitive and old information to the following provider:

Storage of documentation responsible	Location
Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, Autonomous City of Buenos Aires
San Miguel de Tucumán 601, Carlos Spegazzini.
Torcuato Di Tella 1800, Carlos Spegazzini.
Puente del Inca 2540, Carlos Spegazzini

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of Section I, Chapter V, Title II of the CNV RULES (2013 as amended) are available at the registered office.

On February 5, 2014 there was a widely known accident in Iron Mountain’s warehouse. Such company is a supplier of the Company and Company’s documentation was being kept in the mentioned warehouse. Based on the internal review carried out by the Company, duly reported to the CNV on February 12, 2014, the information kept at the Iron Mountain premises that were on fire do not appear to be sensitive or capable of affecting normal operations.

27.
Economic context in which the Company operates

See Note 29 to the Unaudited Condensed Interim Consolidated Financial Statements.

28.
Subsequent events

See Note 30 to the Unaudited Condensed Interim Consolidated Financial Statements.

24

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM SEPARATE FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
IRSA Inversiones y Representaciones Sociedad Anónima
Legal address: Carlos Della Paolera 261 - 9th floor
Autonomous City of Buenos Aires
Tax Registration Number: 30-52532274-9

Introduction

We have reviewed the accompanying unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima (“the Company”), including the unaudited condensed interim separate statement of financial position at December 31, 2021, the unaudited condensed interim separate statements of income and other comprehensive income for the six month period and threemonth period ended December 31, 2021 and the unaudited condense interim separate statements of changes in shareholders’ equity and of cash flows for the sixmonth period then ended, and selected explanatory notes.

The balances and other information for the fiscal year ended on June 30, 2021 and its interim periods are an integral part of the financial statements mentioned above; therefore, they must be considered in connection with these financial statements.

Management’s responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with International Financial Reporting Standards, adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and included by the National Securities Commission (CNV) in its regulations, as approved by the International Accounting Standards Board (IASB), and is therefore responsible for the preparation and presentation of the unaudited condensed interim separate financial statements mentioned in the first paragraph, in accordance with International Accounting Standard 34 Interim Financial Information (IAS 34).

25

Free translation from the original prepared in Spanish for publication in Argentina

Scope of our review

Our review was limited to the application of the procedures established under International Standards on Review Engagements ISRE 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity, adopted as a review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE and approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of inquiries of Company staff responsible for preparing the information included in the unaudited condensed interim separate financial statements and of analytical and other review procedures. This review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the separate statements of financial position, and the separate statements of income and other comprehensive income and of cash flows of the Company.

Conclusion

On the basis of our review, nothing has come to our attention that causes us to believe that the unaudited condensed interim separate financial statements mentioned in the first paragraph of this report have not been prepared, in all material respects, in accordance with International Accounting Standard 34 Interim Financial Reporting.

Report on compliance with current regulations

In accordance with current regulations, we report, in connection with IRSA Inversiones y Representaciones Sociedad Anónima, that:

a) the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima have not been transcribed into the Inventory and Balance Sheet book and, except for the above mentioned situation, as regards those matters that are within our competence, they are in compliance with the provisions of the General Companies Law and pertinent resolutions of the National Securities Commission;

b) the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from accounting records carried in all formal aspects in accordance with legal requirements except for i) the lack of transcription to the Inventories and Balance Sheet Book, and ii) the lack of transcription to the General Journal Book of the accounting entries corresponding to the month of December 2021;

26

Free translation from the original prepared in Spanish for publication in Argentina

c) at December 31, 2021 the debt of IRSA Inversiones y Representaciones Sociedad Anónima accrued in favor of the Argentine Integrated Social Security System, as shown by the Company’s accounting records, amounted to ARS 40,512,941, which was not due at that date.

Autonomous City of Buenos Aires, February 9, 2022

PRICE WATERHOUSE & CO. S.R.L. (Partner)	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner)
C.P.C.E.C.A.B.A. V° 1 F° 17	C.P.C.E.C.A.B.A. V. 1 F. 30 Marcelo Héctor Fuxman Public Accountant (UBA) C.P.C.E. C.A.B.A. V. 134 F. 85
Carlos Brondo Public Accountant (UNCUYO) C.P.C.E.C.A.B.A. V. 391 F. 078	José Daniel Abelovich Public Accountant (UBA) C.P.C.E. C.A.B.A. V. 102 F. 191

27

I. Brief comment on the Company’s activities during the period, including references to significant events occurred after the end of the period.

Economic context in which the Group operates

The Group operates in a complex context both due to macroeconomic conditions, whose main variables have recently experienced strong volatility, as well as regulatory, social, and political conditions, both nationally and internationally.

The results from operations may be affected by fluctuations in the inflation and the exchange rate of the Argentine peso against other currencies, mainly the dollar, changes in interest rates which have an impact on the cost of capital, changes in government policies, capital controls and other political or economic events both locally and internationally.

The main indicators of the Argentine economy are described below:

●
In November 2021, the Monthly Economic Activity Estimator (“EMAE” in Spanish) reported by the National Institute of Statistics and Censuses (“INDEC” in Spanish), registered a variation of 9.3% compared to the same month of 2020, and 1.7% compared to the previous month.

●
The annual retail inflation reached 50.94% in the last 12 months. The survey on market expectations prepared by the Argentine Central Bank in December 2021, called the Market Expectations Survey (“REM” in Spanish), estimates a retail inflation of 54.8% i.a. for December 2022 and 43.4% for December 2023. Analysts participating in the REM forecast a rebound in economic activity in 2022, reaching an economic growth of 2.9%.

●
In the period from December 2020 to December 2021, the Argentine peso depreciated 22.1% against the US dollar according to the wholesale average exchange rate of Banco de la Nación Argentina. Given the exchange restrictions in force since August 2019, as of December 31, 2021, there is an exchange gap of approximately 92.3% between the official price of the dollar and its price in parallel markets, which impacts the level of activity in the economy and affects the level of reserves of the Argentine Central Bank. Additionally, these exchange restrictions, or those that may be dictated in the future, could affect the Group's ability to access the Single Free Exchange Market (“MULC” in Spanish) to acquire the necessary currencies to meet its financial obligations.

COVID-19 pandemic

In December 2019, a new strain of coronavirus (SARS-COV-2), which caused severe acute respiratory syndrome (COVID-19) appeared in Wuhan, China. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic. In response, countries have taken extraordinary measures to contain the spread of the virus, including imposing travel restrictions and closing borders, closing businesses deemed non-essential, instructing residents to practice social distancing, implementing lockdowns, among other measures. The ongoing pandemic and these extraordinary government measures are affecting global economic activity, resulting in significant volatility in global financial markets.

On March 3, 2020, the first case of COVID-19 was registered in the country and as of today, more than 8,500,000 cases of infections had been confirmed in Argentina, by virtue of which the Argentinian Government implemented a series of health measures of social, preventive and mandatory lockdown at the national level with the closure of non-essential activities, including shopping malls, as well as the suspension of flights and border closures, for much of the years 2020 and 2021.

Since the beginning of fiscal year 2022, and until the date of presentation of the financial statements, the Company's shopping malls are fully operational, as well as the office buildings, despite the remote work modality that some tenants continue to apply. Regarding hotels, although they have been operating since December 2020, the sector continues working with certain restrictions on air flows and the influx of international tourism.

The final extent of the Coronavirus outbreak and its impact on the country's economy is still uncertain. However, although it has produced significant short-term effects, they are not expected to affect business continuity and the Group’s ability to meet its financial commitments for the next twelve months.

The Group is closely monitoring the situation and taking all necessary measures to preserve human life and the Group's businesses.

Merger by absorption of IRSA and IRSA Propiedades Comerciales

On September 30, 2021, IRSA & IRSA Propiedades Comerciales Boards of Directors approved the prior merger agreement between both companies and the corresponding special financial statements as of June 30, 2021, initiating the corporate reorganization process under the terms of art. 82 et seq. of the General Law of Companies. The merger process has particular characteristics given that they are two companies included in the public offering regime, reason why, not only apply the current provisions of the General Law of Companies but also the procedures established regarding reorganization of companies of the Regulations of the “Comisión Nacional de Valores” (National Securities Commission) and the markets, both national and foreign, where their shares are listed.

The Merger is carried out in order to streamline the technical, administrative, operational and economic resources of both Companies, standing out among others: (a) the operation and maintenance of a single transactional information system and centralization of the entire accounting registration process; (b) presentation of a single financial statement to the different control agencies with the consequent cost savings in accounting and advisory fees, tariffs and other related expenses; (c) simplification of the accounting information reporting and consolidation process, as a consequence of the reduction that the merger would imply for the corporate structure as a whole; (d) removal of the IRSA PC public offering listing on BYMA and NASDAQ with the associated costs that this represents; (e) cost reduction for legal fees and tax filings; (f) increase in the percentage of the capital stock that is listed in the different markets, increasing the liquidity of the listed shares; (g) tax efficiencies and (h) preventively avoid the potential overlap of activities between the Companies.

In accordance with the commitments assumed in the Prior Merger Commitment, having obtained the administrative consent of the United States Securities and Exchange Commission, an entity to which they are subject because both companies list their shares in markets that operate in said jurisdiction, The shareholders' meetings of both companies were called.

On December 22, 2021, the Shareholders' Meetings of IRSA and IRSA PC were held, approving the merger by absorption, whose effective date was established on July 1, 2021. As of that date, the transfer to the absorbent of the total equity of the absorbed company, thereby incorporating all its rights and obligations, assets and liabilities into the equity of the absorbing company.

Likewise, and within the framework of the reorganization process, the Board of Directors has approved the exchange ratio, which has been established at 1.40 IRSA shares for each IRSA PC share, which is equivalent to 0.56 IRSA GDS for each ADS of IRSA PC. Within this framework, it was decided to increase the share capital by issuing 152,158,215 new shares in IRSA.

The exchange of IRSA PC shares for IRSA shares will be carried out once the entire administrative process has been completed and once the registration has been made in the “Inspección General de Justicia” (General Inspection of Justice), a process that may take several months.

1

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2021

Consolidated Results

(in millions of ARS)	IIQ 22	IIQ 21	YoY Var	IIQ 20	YoY Var
Revenues	6,222	4,770	30.4%	8,937	(30.4)%
Result from fair value adjustment of investment properties	29,607	(26,492)	-	(12,762)	-
Result from operations	31,891	(25,572)	-	(8,891)	-
Depreciation and amortization	180	141	27.7%	281	(35.9)%
EBITDA (1)	32,071	(25,431)	-	(8,610)	-
Adjusted EBITDA (1)	4,392	4,012	9.5%	3,662	19.9%
Result for the period	26,638	(15,772)	-	(15,253)	-
Attributable to equity holders of the parent	26,383	(11,998)	-	(10,498)	-
Attributable to non-controlling interest	255	(3,774)	-	(4,755)	-
(1)
See Point XIX: EBITDA Reconciliation

(in millions of ARS)	6M 22	6M 21	YoY Var	6M 20	YoY Var
Revenues	11,051	7,473	47.9%	16,477	(32.9)%
Result from fair value adjustment of investment properties	22,450	13,986	60.5%	7,989	181.0%
Result from operations	26,511	13,945	90.1%	14,873	78.2%
Depreciation and amortization	344	346	(0.6)%	480	(28.3)%
EBITDA (1)	26,855	14,291	87.9%	15,353	74.9%
Adjusted EBITDA (1)	6,467	12,253	(47.2)%	6,874	(5.9)%
Result for the period	25,520	(1,758)	-	9,979	155.7%
Attributable to equity holders of the parent	25,722	(882)	-	(2,922)	-
Attributable to non-controlling interest	(202)	(876)	(76.9)%	12,901	(101.6)%
(1)
See Point XIX: EBITDA Reconciliation

Group’s income increased by 47.9% during the first semester of fiscal year 2022 compared to the same quarter of fiscal year 2021 mainly due to the impact of COVID-19 pandemic in the Shopping Malls and Hotels segments that straightly affected operations during previous fiscal year.

Adjusted EBITDA decreased by 47.2% mainly explained by Sales and Developments segment which recorded lower sales of investment properties compared to last fiscal year. Rental segments Adjusted EBITDA reached ARS 5,489 million, ARS 4,298 million from the Shopping Malls segment, ARS 834 million from the Offices segment and ARS 357 million from Hotels Segment, increasing 68.7% compared to the previous fiscal year but still 31.5% below pre-pandemic levels.

Net result for the first half of fiscal year 2022 registered a gain of ARS 25,520 million compared to a loss of ARS 1,758 million during the same period of previous fiscal. This is mainly explained by the gain recorded for changes in the fair value of investment properties due to the increase in the valuation of the "Costa Urbana" property, whose development project was approved by the Legislature of the Autonomous City of Buenos Aires in December 2021.

II. Shopping Malls

Our portfolio’s leasable area totaled 335,279 sqm of GLA. Real tenants’ sales of our shopping centers reached ARS 92,168 million in the first half of fiscal year 2022, 122% higher than in 6M21 and 0.7% lower than in 6M20. Sales for the second quarter of fiscal year 2022 were ARS 54,479, exceeding sales for the same period of 2021 and 2020 by 66.0% and 7.6%, respectively.

Portfolio’s occupancy reached 89.1%, mainly due to the exit of Garbarino in Alto Avellaneda Shopping. Excluding the effect of the remaining vacancy from large stores, occupancy would have been 95.5%.

2

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2021

Shopping Malls’ Operating Indicators

	IIQ 22	IQ 22	IVQ 21	IIIQ 21	IIQ 21
Gross leasable area (sqm)	335,279	335,641	334,826	335,893	333,460
Tenants’ sales (3 months cumulative in current currency)	54,479	37,689	18,640	31,148	32,809
Occupancy	89.1%	89.6%	89.9%	89.5%	88.3%

Shopping Malls’ Financial Indicators

(in millions of ARS)	IIQ 22	IIQ 21	YoY Var	IIQ 20	YoY Var
Revenues from sales, leases, and services	3,539	2,316	52.8%	3,984	(11.2)%
Net result from fair value adjustment on investment properties	(1,473)	(9,167)	(83.9)%	(4,865)	(69.7)%
Result from operations	1,125	(7,641)	-	(1,964)	-
Depreciation and amortization	40	32	25.0%	86	(53.5)%
EBITDA (1)	1,165	(7,609)	-	(1,878)	-
Adjusted EBITDA (1)	2,638	1,558	69.3%	2,987	(11.7)%
(1)
See Point XIX: EBITDA Reconciliation

(in millions of ARS)	6M 22	6M 21	YoY Var	6M 20	YoY Var
Revenues from sales, leases, and services	5,991	2,933	104.3%	7,488	(20.0)%
Net result from fair value adjustment on investment properties	(5,549)	(7,188)	(22.8)%	(3,855)	43.9%
Result from operations	(1,345)	(5,976)	(77.5)%	1,536	(187.6)%
Depreciation and amortization	94	103	(8.7)%	148	(36.5)%
EBITDA (1)	(1,251)	(5,873)	(78.7)%	1,684	(174.3)%
Adjusted EBITDA (1)	4,298	1,315	226.8%	5,539	(22.4)%
(1)
See Point XIX: EBITDA Reconciliation

Income from this segment during the first semester of fiscal year 2022 reached ARS 5,991 million, an increase of 104.3% when compared with the same period of previous fiscal year, but still 20.0% below pre-pandemic levels. Adjusted EBITDA for the first half of fiscal year 2022 reached ARS 4,298 million, a 22.4% lower than in the first half of fiscal year 2020, not affected by the pandemic.

Operating data of our shopping malls

	Date of acquisition	Location	Gross Leasable Area (sqm)(1)	Stores	Occupancy (2)	IRSA CP Interest (3)
Alto Palermo	Dec-97	City of Buenos Aires	19,925	144	100.0%	100%
Abasto Shopping(4)	Nov-99	City of Buenos Aires	36,798	159	96.1%	100%
Alto Avellaneda	Dec-97	Province of Buenos Aires	40,288	123	64.8%	100%
Alcorta Shopping	Jun-97	City of Buenos Aires	15,812	114	99.3%	100%
Patio Bullrich	Oct-98	City of Buenos Aires	11,396	90	91.2%	100%
Dot Baires Shopping	May-09	City of Buenos Aires	46,993	163	79.5%	80%
Soleil	Jul-10	Province of Buenos Aires	16,077	75	98.4%	100%
Distrito Arcos	Dec-14	City of Buenos Aires	14,335	64	100.0%	90.0%
Alto Noa Shopping	Mar-95	Salta	19,388	84	98.6%	100%
Alto Rosario Shopping	Nov-04	Santa Fe	33,732	136	94.2%	100%
Mendoza Plaza Shopping	Dec-94	Mendoza	42,947	129	84.1%	100%
Córdoba Shopping	Dec-06	Córdoba	15,360	106	99.0%	100%
La Ribera Shopping	Aug-11	Santa Fe	10,531	69	96.8%	50%
Alto Comahue	Mar-15	Neuquén	11,697	92	95.9%	99.95%
Patio Olmos(5)	Sep-07	Córdoba	-	-	-
Total			335,279	1,548	89.1%

(1) Corresponds to gross leasable area in each property. Excludes common areas and parking spaces.
(2) Calculated dividing occupied square meters by leasable area as of the last day of the fiscal period.
(3) Company’s effective interest in each of its business units.
(4) Excludes Museo de los Niños (3,732 square meters in Abasto).
(5) IRSA CP owns the historic building of the Patio Olmos shopping mall in the Province of Córdoba, operated by a third party.

Cumulative tenants’ sales in real terms as of December 31, 2021, compared to the same periods of fiscal years 2021 and 2020

(ARS million)	IIQ 22	IIQ 21	YoY Var	IIQ 20	YoY Var
Alto Palermo	7,006	3,581	95.6%	6,556	6.9%
Abasto Shopping	6,699	3,108	115.5%	6,331	5.8%
Alto Avellaneda	4,921	2,307	113.3%	5,755	(14.5)%
Alcorta Shopping	5,053	2,947	71.5%	4,000	26.3%
Patio Bullrich	2,593	1,908	35.9%	2,589	0.2%
Dot Baires Shopping	4,440	2,595	71.1%	5,156	(13.9)%
Soleil	3,058	1,945	57.2%	2,587	18.2%
Distrito Arcos	4,022	2,620	53.5%	3,001	34.0%
Alto Noa Shopping	2,285	1,786	27.9%	1,996	14.5%
Alto Rosario Shopping	6,457	4,283	50.8%	5,093	26.8%
Mendoza Plaza Shopping	3,399	3,255	4.4%	3,454	(1.6)%
Córdoba Shopping	2,167	1,372	57.9%	1,629	33.0%
La Ribera Shopping(1)	970	487	99.2%	976	(0.6)%
Alto Comahue	1,409	615	129.1%	1,525	(7.6)%
Total sales	54,479	32,809	66.0%	50,648	7.6%
(1) Through our joint venture Nuevo Puerto Santa Fe S.A.

(ARS million)	6M 22	6M 21	YoY Var	6M 20	YoY Var
Alto Palermo	11,451	3,795	201.7%	11,793	(2.9)%
Abasto Shopping	11,101	3,265	240.0%	11,760	(5.6)%
Alto Avellaneda	8,209	2,461	233.6%	10,509	(21.9)%
Alcorta Shopping	8,359	2,975	181.0%	6,967	20.0%
Patio Bullrich	4,186	2,189	91.2%	4,593	(8.9)%
Dot Baires Shopping	7,319	2,735	167.6%	9,173	(20.2)%
Soleil	5,507	2,254	144.3%	4,901	12.4%
Distrito Arcos	6,881	3,461	98.8%	5,507	25.0%
Alto Noa Shopping	4,134	2,884	43.3%	3,842	7.6%
Alto Rosario Shopping	11,104	6,350	74.9%	9,309	19.3%
Mendoza Plaza Shopping	6,058	5,315	14.0%	6,766	(10.5)%
Córdoba Shopping	3,695	2,222	66.3%	2,925	26.3%
La Ribera Shopping(1)	1,636	725	125.7%	1,937	(15.5)%
Alto Comahue	2,528	871	190.2%	2,867	(11.8)%
Total sales	92,168	41,502	122.1%	92,849	-0.7%
(1) Through our joint venture Nuevo Puerto Santa Fe S.A.

Cumulative tenants’ sales per type of business in real terms as of December 31, 2021, compared to the same periods of fiscal years 2021 and 2020(1)

(ARS million)	IIQ 22	IIQ 21	YoY Var	IIQ 20	YoY Var
Department Store	-	837	(100.0)%	2,738	(100.0)%
Clothes and footwear	34,074	20,408	67.0%	29,554	15.3%
Entertainment	1,101	67	1543.3%	1,000	10.1%
Home and decoration	1,336	865	54.5%	1,057	26.4%
Home Appliances	4,436	1,793	147.4%	4,807	(7.7)%
Restaurants	8,401	5,097	64.8%	7,148	17.5%
Miscellaneous	819	335	144.5%	516	58.7%
Services	4,312	3,407	26.6%	3,828	12.6%
Total	54,479	32,809	66.0%	50,648	7.6%
(1)
Includes sales from stands and excludes spaces used for special exhibitions.

3

(ARS million)	6M 22	6M 21	YoY Var	6M 20	YoY Var
Department Store	-	1,476	(100.0)%	4,969	(100.0)%
Clothes and footwear	56,486	24,568	129.9%	52,364	7.9%
Entertainment	1,944	76	2457.9%	2,760	(29.6)%
Home and decoration	2,399	1,088	120.5%	1,886	27.2%
Restaurants	8,030	2,523	218.3%	9,958	(19.4)%
Miscellaneous	14,069	6,713	109.6%	12,425	13.2%
Services	1,425	375	280.0%	1,013	40.7%
Home Appliances	7,815	4,683	66.9%	7,474	4.6%
Total	92,168	41,502	122.1%	92,849	(0.7)%
(1)
Includes sales from stands and excludes spaces used for special exhibitions.

Revenues from cumulative leases as of December 31, 2021, compared to the same periods of fiscal years 2021 and 2020

(ARS million)	IIQ 22	IIQ 21	YoY Var	IIQ 20	YoY Var
Base rent	1,065	1,230	(13.4)%	1,705	(37.5)%
Percentage rent	1,910	593	222.1%	1,338	42.8%
Total rent	2,975	1,823	63.2%	3,043	(2.2)%
Non-traditional advertising	78	8	875.0%	101	(22.8)%
Revenues from admission rights	249	248	0.4%	495	(49.7)%
Fees	39	41	(4.9)%	47	(17.0)%
Parking	128	8	1500.0%	187	(31.6)%
Commissions	64	57	12.3%	95	(32.6)%
Other	6	131	(95.4)%	16	(62.5)%
Subtotal	3,539	2,316	52.8%	3,984	(11.2)%
Expenses and Collective Promotion Fund	1,253	946	32.5%	1,504	(16.7)%
Total	4,792	3,262	46.9%	5,488	(12.7)%

(ARS million)	6M 22	6M 21	YoY Var	6M 20	YoY Var
Base rent (1)	1,853	1,339	38.4%	3,463	(46.5)%
Percentage rent (1)	3,130	699	347.8%	2,178	43.7%
Total rent	4,983	2,038	144.5%	5,641	(11.7)%
Non-traditional advertising	125	63	98.4%	195	(35.9)%
Revenues from admission rights	467	494	(5.5)%	935	(50.1)%
Fees	79	83	(4.8)%	97	(18.6)%
Parking	196	12	1533.3%	390	(49.7)%
Commissions	124	106	17.0%	189	(34.4)%
Other	17	137	(87.6)%	41	(58.5)%
Subtotal(2)	5,991	2,933	104.3%	7,488	(20.0)%
Expenses and Collective Promotion Fund	2,314	1,541	50.2%	2,924	(20.9)%
Total	8,305	4,474	85.6%	10,412	(20.2)%
(1)
Includes Revenues from stands for ARS 362.7 million cumulative as of December 2021
(2)
Includes ARS 5.7 million from Patio Olmos.

III. Offices

According to Cushman & Wakefield, the quarter closed with a stable vacancy of 15.3%, in the Buenos Aires City premium market, due to the gradual occupation of workspaces thanks to advances in vaccination and end of the winter period, while prices show a decline averaging USD 24.7 per sqm.

4

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2021

Offices’ Operating Indicators

	IIQ 22	IQ 22	IVQ 21	IIIQ 21	IIQ 21
Gross Leasable area	109,859	113,451	113,291	114,475	114,475
Total Occupancy	68.6%	72.4%	74.7%	76.3%	75.6%
Class A+ & A Occupancy	76.7%	78.9%	80.1%	81.2%	79.5%
Class B Occupancy	30.9%	41.1%	48.5%	52.4%	56.7%
Rent USD/sqm	24.9	25.1	25.7	25.4	25.7

The gross leasable area during the second quarter of fiscal year 2022 was 109,859 sqm, decreasing slightly when compared to the previous quarter due to the four floors sale in the “261 Della Paolera” building. Portfolio average A+ & A reached 76.7%, and average rental price reached USD 24.9 per sqm.

Offices’ Financial Indicators

(in ARS million)	IIQ 22	IIQ 21	YoY Var	IIQ 20	YoY Var
Revenues from sales, leases and services	461	779	(40.8)%	1,078	(57.2)%
Net result from fair value adjustment on investment properties, PP&E e inventories	3,061	(10,266)	-	(4,667)	-
Profit from operations	3,246	(9,735)	-	(3,875)	-
Depreciation and amortization	44	7	528.6%	32	37.5%
EBITDA(1)	3,290	(9,728)	-	(3,843)	-
Adjusted EBITDA (1)	229	538	(57.4)%	824	(72.2)%
(1)
See Point XIX: EBITDA Reconciliation

(in ARS million)	6M 22	6M 21	YoY Var	6M 20	YoY Var
Revenues from sales, leases and services	1,250	1,688	(25.9)%	2,250	(44.4)%
Net result from fair value adjustment on investment properties, PP&E e inventories	1,041	11,767	(91.2)%	6,835	(84.8)%
Profit from operations	1,816	12,925	(85.9)%	8,584	(78.8)%
Depreciation and amortization	59	32	84.4%	43	37.2%
EBITDA(1)	1,875	12,957	(85.5)%	8,627	(78.3)%
Adjusted EBITDA (1)	834	1,190	(29.9)%	1,792	(53.5)%
(1)
See Point XIX: EBITDA Reconciliation

During the first quarter of fiscal year 2022, revenues from the offices segment decreased by 25.9% and Adjusted EBITDA decreased 29.9% compared to the previous fiscal year, mainly explained by the lower occupancy and the exchange rate lag, keeping the rental prices stable. Adjusted EBITDA margin was 66.7%, 3.7 bps lower than the previous year.

5

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2021

Below is information on our office segment and other rental properties:

Offices & Others	Date of Acquisition	Gross Leasable Area (sqm)(1)	Occupancy (2)	Actual Interest	6M 22 - Rental revenues (ARS thousand) (5)
AAA & A Offices
Republica Building	Dec-14	19,885	60.9%	100%	217,445
Boston Tower	Dec-14				693
Intercontinental Plaza (3)	Dec-14	2,979	100.0%	100%	53,574
Dot Building	Nov-06	11,242	84.9%	80%	113,820
Zetta	May-19	32,173	89.8%	80%	437,094
261 Della Paolera – Catalinas	Dec-20	24,098	65.5%	100%	298,501
Total AAA & A Offices		90,377	76.7%		1,121,127

B Offices
Suipacha 652/64	Dec-14	11,465	-	100%	8,320
Philips	Jun-17	8,017	75.1%	100%	75,081
Total B Buildings		19,482	30.9%	100%	83,401
Subtotal Offices		109,859	68.6%		1,204,528

Other rental properties (4)					43,442
Total Offices and Others					1,247,970
(1) Corresponds to the total gross leasable area of each property as of December 31, 2021. Excludes common areas and parking lots.
(2) Calculated by dividing occupied square meters by gross leasable area as of December 31, 2021.
(3) We own 13.2% of the building that has 22,535 square meters of gross leasable area.
(4) Includes all those properties that are not buildings intended for rent, but that are partially or fully rented (Philips Deposit, Anchorena 665, San Martin Plot and Santa María del Plata).
(5) Corresponds to the accumulated income of the period.

IV. Hotels

After the restrictions imposed in 2020 due to the pandemic, which kept the sector without operations for approximately 9 months, the activity begins to show signs of recovery thanks to domestic tourism and the government's incentives to promote it in a context where certain restrictions still apply in air flows and the arrival of international tourism.

(in ARS million)	IIQ 22	IIQ 21	YoY Var	IIQ 20	YoY Var
Revenues	862	170	407.1%	1,427	(39.6)%
Profit from operations	199	(297)	-	353	(43.6)%
Depreciation and amortization	71	78	(9.0)%	111	(36.0)%
EBITDA	270	(219)	-	464	(41.8)%

(in ARS million)	6M 22	6M 21	YoY Var	6M 20	YoY Var
Revenues	1,383	180	668.3%	2,606	(46.9)%
Profit from operations	218	(619)	-	496	(56.0)%
Depreciation and amortization	139	157	(11.5)%	185	(24.9)%
EBITDA	357	(462)	-	681	(47.6)%

During the first half of fiscal year 2022, Hotels segment recorded a decrease in revenues of 46.9% compared with the same period of fiscal year 2020 while the segment’s EBITDA reached ARS 357 million, a 47.6% decrease when compared to the same period of fiscal year 2020, not affected by the pandemic.

6

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2021

The following chart shows certain information regarding our luxury hotels:

Hotels	Date of Acquisition	IRSA’s Interest	Number of rooms	Occupancy
Intercontinental (1)	11/01/1997	76,34%	313	36.9%
Sheraton Libertador (2)	03/01/1998	100,00%	200	35.5%
Llao Llao (3)	06/01/1997	50,00%	205	57.9%
Total	-	-	718	42.5%
(1)
Through Nuevas Fronteras S.A. (Subsidiary of IRSA).
(2)
Through Hoteles Argentinos S.A.U.
(3)
Through Llao Llao Resorts S.A.

Hotels’ operating and financial indicators.

	IIQ 22	IQ 22	IVQ 21	IIIQ 21	IIQ 21
Average Occupancy	42.5%	21.0%	12,1%	28.2%	8.0%
Average Rate per Room (USD/night)	205	243	151	230	175

V. Sales and Developments

(in ARS million)	IIQ 22	IIQ 21	YoY Var	IIQ 20	YoY Var
Revenues	131	474	(72.4)%	805	(83.7)%
Net result from fair value adjustment on investment properties	27,751	(7,656)	-	(3,432)	-
Result from operations	27,375	(8,019)	-	(3,273)	-
Depreciation and amortization	3	4	(25.0)%	5	(40.0)%
Net result from fair value adjustment on investment properties	1,928	2,951	(34.7)%	-	-
Barter Agreement results	-	-	-	490	(100.0)%
EBITDA (1)	27,378	(8,015)	-	(3,268)	-
Adjusted EBITDA (1)	1,555	2,592	(40.0)%	(326)	-
(1)
See Point XIX: EBITDA Reconciliation

(in ARS million)	6M 22	6M 21	YoY Var	6M 20	YoY Var
Revenues	131	540	(75.7)%	945	(86.1)%
Net result from fair value adjustment on investment properties	26,380	9,309	183.4%	5,228	404.6%
Result from operations	25,863	8,215	214.8%	5,204	397.0%
Depreciation and amortization	5	11	(54.5)%	10	(50.0)%
Net result from fair value adjustment on investment properties	2,062	11,948	(82.7)%	-	-
Barter Agreement results	-	-	-	490	(100.0)%
EBITDA (1)	25,868	8,226	214.5%	5,214	396.1%
Adjusted EBITDA (1)	1,550	10,865	(85.7)%	(504)	-
(1)
See Point XIX: EBITDA Reconciliation

Adjusted EBITDA of “Sales and Developments” segment decreased by 85.7% during the first half of fiscal year 2022 compared to the previous fiscal year, due to lower sales of investment properties. While the Bouchard 710 and the Boston Tower buildings were sold last year, only four floors of the “200 Della Paolera” building were sold this semester.

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IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2021

VI. International

Investment in Condor Hospitality Inc.

On September 22, 2021, Condor Hospitality Trust S.A. (“Condor”) has signed a sale agreement for its portfolio of 15 hotels in the United States with B9 Cowboy Mezz A LLC, an affiliate of Blackstone Real Estate Partners. Said sale was approved by the Condor Shareholders' Meeting held on November 12, 2021 and was completed on the 19th of the same month for an amount of USD 305 million. Within this framework, Condor announced a Liquidation and Dissolution Plan, with the intention of distributing certain net income from the sale of the hotel portfolio to the shareholders in one or more installments, which was approved by the Condor Shareholders' Meeting held on December 1, 2021.

On December 10, 2021, in accordance with the aforementioned Plan, Condor's Board of Directors approved the distribution of a special dividend of USD 7.94 per share, which payment was made on December 30, 2021, corresponding to IRSA an approximate amount of USD 25.3 million for its direct and indirect holding of 3,191,213 common shares that, as of the date of issuance of the financial statements, have already been fully collected. As of December 31, 2021, Condor shares were delisted from the NYSE, pending the final liquidation of the residual company.

VII. Corporate

(in millions of ARS)	IIQ 22	IIQ 21	YoY Var	IIQ 20	YoY Var
Revenues	-	-	-	-	-
Result from operations	(237)	(358)	(33.8)%	(332)	(28.6)%
Depreciation and amortization	2	1	100.0%	2	0.0%
EBITDA	(235)	(357)	(34.2)%	(330)	(28.8)%

(in millions of ARS)	6M 22	6M 21	YoY Var	6M 20	YoY Var
Revenues	-	-	-	-	-
Result from operations	(364)	(491)	(25.9)%	(479)	(24.0)%
Depreciation and amortization	5	3	66.7%	4	25.0%
EBITDA	(359)	(488)	(26.4)%	(475)	(24.4)%

VIII. Financial Operations and Others

Interest in Banco Hipotecario S.A. (“BHSA”)

BHSA is a leading bank in the mortgage lending industry, in which IRSA held an equity interest of 29.91% as of December 31, 2021. During the first half of fiscal year 2022, the investment in Banco Hipotecario generated an ARS 187 million loss compared to a ARS 243 million gain during the same period of 2021. For further information, visit http://www.cnv.gob.ar or http://www.hipotecario.com.ar.

IX. EBITDA by Segment (ARS million)

6M 22	Shopping Malls	Offices	Sales and Developments	Hotels	International	Corporate	Others	Total
Result from operations	(1,345)	1,816	25,863	218	(36)	(364)	368	26,520
Depreciation and amortization	94	59	5	139	-	5	43	345
EBITDA	(1,251)	1,875	25,868	357	(36)	(359)	411	26,865

6M 21	Shopping Malls	Offices	Sales and Developments	Hotels	International	Corporate	Others	Total
Result from operations	(5,976)	12,925	8,215	(619)	(5)	(491)	713	14,762
Depreciation and amortization	103	32	11	157	-	3	43	349
EBITDA	(5,873)	12,957	8,226	(462)	(5)	(488)	756	15,111
EBITDA Var	(78.7)%	(85.5)%	214.5%	-	620.0%	(26.4)%	(45.6)%	77.8%

6M 20	Shopping Malls	Offices	Sales and Developments	Hotels	International	Corporate	Others	Total
Result from operations	1,536	8,584	5,204	496	(113)	(479)	370	15,598
Depreciation and amortization	148	43	10	185	2	4	42	434
EBITDA	1,684	8,627	5,214	681	(111)	(475)	412	16,032
EBITDA Var	(174.3)%	-78.3%	396.1%	(47.6)%	(67.6)%	(24.4)%	(0.2)%	67.6%

X. Reconciliation with Consolidated Statements of Income (ARS million)

Below is an explanation of the reconciliation of the company’s profit by segment with its Consolidated Statements of Income. The difference lies in the presence of joint ventures included in the segment but not in the Statements of Income.

	Total as per segment	Joint ventures*	Expenses and CPF	Elimination of inter-segment transactions	Total as per Statements of Income
Revenues	8,816	(63)	2,313	(15)	11,051
Costs	(1,862)	33	(2,387)	-	(4,216)
Gross result	6,954	(30)	(74)	(15)	6,835
Result from sales of investment properties	22,385	65	-	-	22,450
General and administrative expenses	(1,924)	6	-	24	(1,894)
Selling expenses	(835	(5)	-	-	(840
Other operating results, net	(60)	-	29	(9)	(40)
Result from operations	26,520	36	(45)	-	26,511
Share of loss of associates and joint ventures	(77)	(43)	-	-	(120)
Result before financial results and income tax	26,443	(7)	(45)	-	26,391
*Includes Puerto Retiro, CYRSA, Nuevo Puerto Santa Fe and Quality (San Martín plot).

XI. Financial Debt and Other Indebtedness

The following table describes our total indebtedness as of December 31, 2021:

Description	Currency	Amount (USD MM) (1)	Interest Rate	Maturity
Bank overdrafts	ARS	54.4	Floating	< 360 days
PAMSA loan	USD	13.5	Fixed	Feb-23
Series X NCN	ARS	6.8	Floating	Mar-22
Series V NCN	USD	9.2	9.0%	May-22
Series II NCN	USD	356.0	8.75%	Mar-23
Series IX NCN	USD	51.5	10.0%	Mar-23
Series I NCN	USD	3.1	10.0%	Mar-23
Series VIII NCN	USD	18.0	10.0%	Nov-23
Series XI NCN	USD	12.8	5.0%	Mar-24
Series XII NCN	ARS	41.6	Floating	Mar-24
Series XIII NCN	USD	31.2	3.9%	Aug-24
Other debt	USD	3.9	-	Feb-22
IRSA’s Total Debt	USD	602.0
Cash & Cash Equivalents + Investments	USD	101.2
IRSA’s Net Debt	USD	500.8
(1)
Principal amount in USD (million) at an exchange rate of ARS 102.72/USD, without considering accrued interest or eliminations of balances with subsidiaries.
(2)
Includes Cash and cash equivalents, Investments in Current Financial Assets and related companies notes holding.
(3)
Includes amounts taken by IRSA and subsidiaries.

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IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2021

XII. Material and Subsequent Events

October 2021: General Ordinary Shareholders’ Meeting

At the General Ordinary and Extraordinary Shareholders’ Meeting held on October21, 2021, the following matters, inter alia, were resolved:

●
To partially write off the special reserve in the amount of ARS 30,693,399,903 which, adjusted for inflation, amounts to the sum of ARS 33,542,594,551, and use it for the total absorption of the negative result for the fiscal year 2021

●
Designation of board members.

●
Compensations to the Board of Directors for the fiscal year ended June 30, 2021.

November 2021: Series VII Notes Redemption

The Company resolved to early redeem the Series VII Notes maturing last January 21, 2022.

The redemption took place on November 25, 2021, in accordance with the terms and conditions detailed in the Prospectus Supplement for Series VII Notes.

The redemption price was 100% of the face value of the Series VII Notes, plus accrued and unpaid interest, as of the date set for redemption.

November 2021: Warrants exercise

Between November 17 and 25, 2021, certain warrants holders have exercised their right to acquire additional shares and 5,181 ordinary shares of the Company were registered, with a nominal value of VN ARS 1. As a result of the exercise, USD 2,238.19 has collected the Company.

After the exercise of these warrants, the number of shares and the capital stock of the Company goes from 658,707,201 to 658,712,382, and the new number of outstanding warrants goes from 79,969,259 to 79,964,078.

November and December 2021: “Della Paolera 261” floors sale

During the quarter, the Company sold and transferred three and one medium-height floors of the “261 Della Paolera” tower for a total area of approximately 4,797 sqm and 48 parking spaces located in the building.

The transaction price corresponding to the three floors sold in November was approximately ARS 3,197 million, equivalent to USD 32.0 million (USD/sqm 8,950), while the price of the floor sold in December was approximately USD 9.2 million (USD/sqm 7,560), including the interior design work. Both transactions were paid in full.

After this transaction, IRSA retains its rights for 20 floors of the building with an approximate leasable area of 24,000 sqm, in addition to parking spaces and other complementary spaces.

December 2021: Costa Urbana project approval

On December 21, it was published the law from Buenos Aires City congress approving the Regulations for the development of the property of approximately 70 hectares, owned by the Company since 1997, previously known as "Solares de Santa María", located in front of the Río de la Plata in the South Coast of the Autonomous City of Buenos Aires, southeast of Puerto Madero. The published law grants a New Standard, designated: "U73 - Public Park and Costa Urbana Urbanization", which enables the combination of diverse uses such as homes, offices, retail, services, public spaces, education, and entertainment.

The Company will have a construction capacity of approximately 895,000 sqm, which will drive growth for the coming years through the development of mixed-use projects.

IRSA will destinate 50.8 hectares for public use, which represents approximately 71% of the total area of the property and will contribute with three additional lots of the property, two for the Sustainable Urban Development Fund and one for the Innovation Trust, Science and Technology of the Government of the Autonomous City of Buenos Aires, to which the sum of USD 2 million in cash and the amount of 3,000,000 sovereign bonds (AL35) will also be contributed.

Likewise, the Company will be in charge of the infrastructure and road works on the property and will carry out the public space works contributing up to USD 40 million together with the maintenance of the public spaces assigned for 10 years or until the sum of USD 10 million is completed.

“Costa Urbana” will change the landscape of the City of Buenos Aires, giving life to an undeveloped area and will be in an exceptional property due to its size, location and connectivity, providing the City the possibility of expanding and recovering access to the Río de la Plata coast with areas for walks, recreation, green spaces, public parks and mixed uses.

The financial valuation of the property at fair value amounts to approximately USD 360 million as of December 31, 2021.

February 2022: Appointment of new Regular Director

As a subsequent event, on January 31, 2022, the Board of Directors resolved to appoint Mr. David Williams, Alternate Director of the Company since December 12, 2019, as a Regular Director to replace Mr. Marcos Oscar Moisés Fischman until the expiration of the mandate on June 30, 2022.

February 2022: Senior Management

As a subsequent event, the Company informed the Senior Management designated by the Board of Directors’ Meeting held on February 9, 2022:

Name	Position
Eduardo S. Elsztain	Chief Executive Officer
Arnaldo Jawerbaum	Chief Operating Officer
Jorge Cruces	Chief Investment Officer
Matias Gaivironsky	Chief Administrative and Financial Officer

XIII. Summarized Comparative Consolidated Balance Sheet

(in ARS million)	12.31.2021	12.31.2020	12.31.2019
Non-current assets	266,792	283,634	664,404
Current assets	21,523	18,444	366,203
Total assets	288,315	302,078	1,030,607
Capital and reserves attributable to the equity holders of the parent	116,762	105,821	70,566
Non-controlling interest	7,947	33,470	96,696
Total shareholders’ equity	124,709	139,291	167,262
Non-current liabilities	144,489	128,990	638,803
Current liabilities	19,117	33,797	224,542
Total liabilities	163,606	162,787	863,345
Total liabilities and shareholders’ equity	288,315	302,078	1,030,607

XIV. Summarized Comparative Consolidated Income Statement

(in ARS million)	12.31.2021	12.31.2020	12.31.2019
Profit from operations	26,511	13,945	14,873
Share of profit of associates and joint ventures	(120)	(683)	(2,284)
Profit from operations before financing and taxation	26,391	13,262	12,589
Financial income	157	103	223
Financial cost	(3,857)	(4,781)	(5,905)
Other financial results	7,656	4,776	(8,706)
Inflation adjustment	430	1,674	500
Financial results, net	4,386	1,772	(13,888)
Results before income tax	30,777	15,034	(1,299)
Income tax	(5,257)	(6,044)	(4,106)
Results of the period from continued operations	25,520	8,990	(5,405)
Results from discontinued operations after taxes	-	(10,748)	15,384
Result of the period	25,520	(1,758)	9,979
Other comprehensive results for the period	(434)	(12,293)	15,185
Total comprehensive result for the period	25,086	(14,051)	25,164

Attributable to:
Equity holders of the parent	25,301	(5,066)	(8,021)
Non-controlling interest	(215)	(8,985)	33,185

XV. Summary Comparative Consolidated Cash Flow

(in ARS million)	12.31.2021	12.31.2020	12.31.2019
Net cash generated from operating activities	4,692	6,645	34,481
Net cash generated from investing activities	6,369	77,049	28,400
Net cash used in financing activities	(6,094)	(58,897)	(94,091)
Net increase / (decrease) in cash and cash equivalents	4,967	24,797	(31,210)
Cash and cash equivalents at beginning of year	2,326	163,461	156,376
Cash and cash equivalents reclassified to available for sale	-	-	(1,073)
Results from changes in the purchasing power of the cash currency	(47)	(3)	(255)
Subsidiaries deconsolidation	-	(175,036)	-
Foreign exchange gain on cash and changes in fair value of cash equivalents	18	(10,794)	9,225
Cash and cash equivalents at period-end	7,264	2,425	133,063

XVI. Comparative Ratios

(in ARS million)	12.31.2021		12.31.2020		12.31.2019
Liquidity
CURRENT ASSETS	21,523	1.13	18,444	0.55	366,203	1.63
CURRENT LIABILITIES	19,117		33,797		224,542
Indebtedness
TOTAL LIABILITIES	163,606	1.40	162,787	1.54	863,345	12.23
SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	116,762		105,821		70,566
Solvency
SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	116,762	0.71	105,821	0.65	70,566	0.08
TOTAL LIABILITIES	163,606		162,787		863,345
Capital Assets
NON-CURRENT ASSETS	266,792	0.93	283,634	0.94	664,404	0.64
TOTAL ASSETS	288,315		302,078		1,030,607

9

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2021

XVII. EBITDA Reconciliation

In this summary report we present EBITDA and Adjusted EBITDA. We define EBITDA as profit for the period excluding: (i) interest income, (ii) interest expense, (iii) income tax expense, and (iv) depreciation and amortization. We define Adjusted EBITDA as EBITDA minus (i) total financial results, net excluding interest expense, net (mainly foreign exchange differences, net gains/losses from derivative financial instruments; gains/losses of financial assets and liabilities at fair value through profit or loss; and other financial results, net) and minus (ii) share of profit of associates and joint ventures and minus (iii) net profit from fair value adjustment of investment properties, not realized.

EBITDA and Adjusted EBITDA are non-IFRS financial measures that do not have standardized meanings prescribed by IFRS. We present EBITDA and adjusted EBITDA because we believe they provide investors supplemental measures of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses EBITDA and Adjusted EBITDA from time to time, among other measures, for internal planning and performance measurement purposes. EBITDA and Adjusted EBITDA should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. EBITDA and Adjusted EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit from operations to EBITDA and Adjusted EBITDA for the periods indicated:

For the six-month period ended December 31 (in ARS million)
	2021	2020	2019
Profit for the period	25,520	(1,758)	9,979
Result from discontinued operations	-	10,748	(15,384)
Interest income	(157)	(73)	(217)
Interest expense	3,507	4,567	5,618
Income tax	5,257	6,044	4,106
Depreciation and amortization	344	346	480
EBITDA (unaudited)	34,471	19,874	4,582
Net gain from fair value adjustment of investment properties	(22,450)	(13,986)	(7,989)
Realized net gain from fair value adjustment of investment properties	2,062	11,948	-
Barter agreement results	-	-	(490)
Share of profit of associates and joint ventures	120	683	2,284
Dividends earned	-	(30)	(6)
Foreign exchange differences net	(5,986)	42	8,433
Result from derivative financial instruments	(11)	476	163
Fair value gains of financial assets and liabilities at fair value through profit or loss	(857)	(5,686)	240
Inflation adjustment	(430)	(1,674)	(500)
Other financial costs/income	(452)	606	157
Adjusted EBITDA (unaudited)	6,467	12,253	6,874
Adjusted EBITDA Margin (unaudited)(1)	58.52%	163.96%	41.72%
(1) Adjusted EBITDA margin is calculated as Adjusted EBITDA, divided by revenue from sales, rents and services.

10

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2021

XVIII.  NOI Reconciliation

In addition, we present in this summary report Net Operating Income or “NOI”. We define NOI as gross profit from operations, less Selling expenses, plus realized result from fair value adjustments of investment properties, less barter agreement results, plus Depreciation and amortization.

NOI is a non-IFRS financial measure that does not have a standardized meaning prescribed by IFRS. We present NOI because we believe it provides investors a supplemental measure of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses NOI from time to time, among other measures, for internal planning and performance measurement purposes. NOI should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. NOI, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit from operations to NOI for the periods indicated:

For the six-month period ended December 31 (in ARS million)
	2021	2020	2019
Gross profit	6,835	3,505	10,430
Selling expenses	(840)	(1,188)	(1,144)
Depreciation and amortization	344	346	480
Realized result from fair value of investment properties	2,062	11,948	-
Barter agreement results	-	-	(490)
NOI (unaudited)	8,401	14,611	9,276

11

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2021

XIX.
FFO Reconciliation

We also present in this summary report Adjusted Funds From Operations attributable to the controlling interest (or “Adjusted FFO”), which we define as Total profit for the year or period plus depreciation and amortization of property, plant and equipment, intangible assets and amortization of initial costs of leases minus total net financial results excluding net financial interests, minus unrealized result from fair value adjustments of investment properties minus inflation adjustment plus deferred tax, and less non-controlling interest net of the result for fair value, less the result of participation in associates and joint ventures.

Adjusted FFO is a non-IFRS financial measure that does not have a standardized meaning prescribed by IFRS. Adjusted FFO is not equivalent to our profit for the period as determined under IFRS. Our definition of Adjusted FFO is not consistent and does not comply with the standards established by the White Paper on funds from operations (FFO) approved by the Board of Governors of the National Association of Real Estate Investment Trusts (“NAREIT”), as revised in February 2004, or the “White Paper.”

We present Adjusted FFO because we believe it provides investors a supplemental measure of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses Adjusted FFO from time to time, among other measures, for internal planning and performance measurement purposes. Adjusted FFO should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. Adjusted FFO, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit from operations to Adjusted FFO for the periods indicated:

For the six-month period ended December 31 (in ARS million)
	2021	2020	2019
Result for the period	25,520	(1,758)	9,979
Result from fair value adjustments of investment properties	(22,450)	(13,986)	(7,989)
Result from fair value adjustments of investment properties, realized	2,062	11,948	-
Depreciation and amortization	344	346	480
Foreign exchange, net	(5,986)	42	8,433
Other financial results	(12)	61	-
Results from derivative financial instruments	(11)	476	163
Results of financial assets and liabilities at fair value through profit or loss	(857)	(5,686)	240
Dividends earned	-	(30)	(6)
Other financial costs	350	599	420
Deferred income tax	4,478	6,059	3,400
Non-controlling interest	202	876	(12,901)
Non-controlling interest related to PAMSA’s fair value	(207)	998	401
Results of associates and joint ventures	120	683	2,284
Inflation adjustment	(430)	(1,674)	(500)
Repurchase of non-convertible notes	(790)	331	(130)
Adjusted FFO	2,333	(715)	4,274

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IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2021

XX. Brief comment on prospects for the Fiscal Year

We are optimistic about the recovery of the shopping center business during fiscal year 2022. Activity indicators, such as tenants’ sales and visiting public, evolve favorably and we continue working on occupying the area that was made available because of the pandemic. Likewise, we will continue to position the company's Marketplace to complement physical in-store sales with online sales, offering our customers different purchase and delivery alternatives.

The office segment represents a challenge this year. In the first half of the year, we have observed a slight reduction in rental prices together with an increase in vacancies, mainly in B category. We are confident in the quality of our portfolio, after the “flight to quality” process that we have carried out in recent years, to be able to offer the best services and attract the most premium and demanding corporations in a context of transition towards a hybrid work modality. We will work during the year on the full occupation of the "261 Della Paolera" building, inaugurated in December 2020, as well as the rest of the vacant area of the portfolio.

Regarding hotels segment, after the restrictions imposed in 2020 due to the pandemic, which kept the sector without operations for approximately 9 months, the activity is beginning to show signs of recovery from domestic tourism and government incentives to promote it. The sector awaits the resumption of air flows and the arrival of international tourism to recover its income levels prior to the pandemic.

After more than 20 years since we acquired the property known as Solares de Santa María in Puerto Madero Sur, the legislature of the city of Buenos Aires approved in December the Regulations for the development of the "Costa Urbana" project. The published law grants a New Standard, designated: "U73 - Public Park and Urban Coastal Development", which enables the combination of diverse uses such as housing, offices, shops, services, public spaces, education and entertainment. The Company will have a construction capacity of approximately 895,000 m², which will drive growth for the coming years through the development of mixed-use projects.

Within the framework of the corporate reorganization process that began at the beginning of the year, the shareholders' meetings of IRSA and IRSA PC held on December 22, 2021 approved the merger by absorption between the companies, in which IRSA absorbs IRSA PC, which dissolves without liquidating. The effective date of the merger is July 1, 2021. Both companies have initiated the administrative processes before the National Securities Commission for the administrative compliance of said body and its subsequent registration before the General Inspection of Justice, in charge of the Registry Public in the Autonomous City of Buenos Aires, of (i) the merger by absorption; (ii) the capital increase by merger and authorization of the public offering of said shares by IRSA; (iii) the dissolution without liquidation of IRSA PC; (iv) the transfer of the public offer and the cancellation of the public offer of IRSA PC. The approvals by the controlling agencies could take several months.

In 2022 we will continue working on the reduction and efficiency of the cost structure and on the consolidation of the best real estate portfolio in Argentina, maintaining our commitment to preserve the health and well-being of clients, employees, tenants, and the entire population.

Eduardo S. Elsztain
Chairman

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